

SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)



Brussels, October 16, 2006

SUPPL

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27


SOLVAY

PRESS RELEASE


82 2691

Embargo : October 16, 2006 at 8:30 AM (Brussels Time)

SOLVAY EXPANDS, UPGRADES ULTRA POLYMER PRODUCTION IN PANOLI (INDIA)

Launch of KetaSpire™, a new polyether ether ketone (PEEK) product line

The Solvay group announces today that it has decided to expand and upgrade its facilities in Panoli (Gujarat State, India), which will result in the creation of a new, world-class production unit for polyether ether ketone (PEEK) and other materials in the ultra-performance segment of the specialty polymers business. The installation will be built to provide for a natural expansion of production, resulting in a step-wise increase in capacity as warranted by demand. It will come on stream in the first quarter of 2008, with a production capacity of 500 metric tons per year of KetaSpire™, the new line of PEEK products developed by Solvay Advanced Polymers.

The amount of the investment required for the upgrade and expansion of the site will not be communicated.

The extraordinary mechanical properties, temperature resistance and processability of KetaSpire™ designate this PEEK product as a lightweight alternative for metal parts in critical aerospace or medical applications, among many other possible uses.

The R&D center and production plant in Panoli were formerly operated by Polymers Division of Gharda Chemicals, which Solvay acquired earlier this year. The successful completion of this acquisition laid the groundwork for Solvay's entry into the PEEK market. In parallel, the extensive research carried out at Solvay Advanced Polymers' R&D center in Alpharetta, (Georgia, United States) was finalized and resulted in a fully operational, robust, proprietary product and manufacturing technology for the new line of KetaSpire™ PEEK materials.

Solvay Adavanced Polymers has begun the production of KetaSpire™ PEEK, which will initially be based at its semi-commercial plant in Alpharetta, in a progressive rollout which will culminate in the launch of full commercial production in Panoli.

"The expansion of the Panoli plant and the launch of our new KetaSpire™ PEEK materials are instrumental in our high and ultra-performance polymers strategy," said Vincenzo Morici, General Manager of the Specialty Polymers Strategic Business Unit, Solvay. "More importantly, our product range is escalating into the upper, most sophisticated category of the polymer performance pyramid. Solvay Advanced Polymers now produces more plastics with more performance than any other supplier in the world," added Roger Kearns, CEO of Solvay Advanced Polymers.

"With these expansion and upgrade plans, we are successfully capitalizing on the inherent strengths of Panoli, which contributed outstanding talent to the Group, as well as a prime location at the heart of the world's fastest-growing economies," said Vincenzo Morici.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SOLVAY ADVANCED POLYMERS, L.L.C. is a member of the Solvay Group.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar

For further information please contact :
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com

Internet: www.solvaypress.com

Solvay Advanced Polymers, L.L.C.
Mark Wheeler
Communications
Telephone: (US) 770. 772-8849
Fax: (US) 770.772-8460
E-mail: mark.wheeler@solvay.com
www.solvayadvancedpolymers.com

Notes to the Editors:

The term **polymer** covers a large, diverse group of molecules, including substances ranging from proteins to high-performance materials. The polymers manufactured by the Solvay Group include plastics, elastomers and fluids. A polymer is a long chain of atoms, formed through the repetition of an identical molecule - called monomer. This repetition occurs during polymerization, in which many monomer molecules link to each other.

Ultra-performance polymers are polymers having an extremely high performance profile in terms of thermal, mechanical, and chemical resistance. Such products are typically priced in excess of 50 Euros per kilogram and having annual demand generally in the order of hundreds to thousands of tons.

Semi-Crystalline Materials are materials that are comprised of molecules that are arranged either partially or nearly completely in an ordered and structured fashion. With thermoplastics, semi-crystalline and crystalline molecular structures often result in certain performance features including high strength, high stiffness, and generally always opaque appearance.

PEEK is a generic acronym for polyetherether ketone, a class of semi-crystalline ultra-performance thermoplastics.

KetaSpire™ **PEEK** is a semi-crystalline polymer with exceptionally high thermal, mechanical, chemical-resistance and processing performance.



PRESS RELEASE

82-2691

RECEIVED

2006 OCT 25 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Embargo: October 12, 2006 at 8:30 AM (Brussels time)

SOLVAY PHARMACEUTICALS AND WYETH ANNOUNCE SUBMISSION OF NEW DRUG APPLICATION FOR BIFEPRUNOX TO TREAT SCHIZOPHRENIA

Solvay Pharmaceuticals, Inc. and Wyeth Pharmaceuticals, a division of Wyeth (NYSE:WYE), announce today that a New Drug Application (NDA) was submitted to the U.S. Food and Drug Administration (FDA) for bifeprunox, an investigational, new generation atypical antipsychotic for treatment and maintenance of stability of schizophrenic patients.

The NDA submission is based on safety and efficacy studies that evaluated bifeprunox for the treatment of schizophrenia in approximately 2,550 patients. Patients were evaluated with acute exacerbations for six weeks, and stable patients were evaluated for six months

"The NDA submission of bifeprunox is an important milestone in our commitment to develop and commercialize compounds that potentially address the long-term treatment outcomes of patients with mental illnesses," says Laurence Downey, M.D., President and CEO of Solvay Pharmaceuticals, Inc. "In addition to our research in schizophrenia, we're also exploring treatments for other psychiatric disorders."

"One recent U.S. government-sponsored study, CATIE (Clinical Antipsychotic Trials of Intervention Effectiveness), showed a significant need for new treatment options, especially over the long-term[1]," says Joseph Camardo, M.D., Senior Vice President of Global Medical Affairs, Wyeth Pharmaceuticals. "We are pleased that our collaboration with Solvay Pharmaceuticals has resulted in an application with proposed indications for both initial therapy and maintenance, which is an important feature for an atypical antipsychotic."

In March 2004, Solvay Pharmaceuticals and Wyeth entered into a collaboration agreement exclusively dedicated to neuroscience research and development. Under the terms of the agreement, the partners will codevelop and cocommercialize bifeprunox and two other compounds, currently known as SLV-313 and SLV-314, which are in earlier stages of development as treatments for schizophrenia, bipolar disorder, major depressive disorder with psychotic features and other indications.

About Schizophrenia

Schizophrenia is a chronic form of psychosis that develops in approximately three million North Americans.[2] It is characterized by positive and negative symptoms such as hallucinations, delusions, poverty of speech, disorganized thought and emotional blunting.[3] Severity of the symptoms, and the long-term pattern of schizophrenia, often cause a high degree of disability for patients and place a burden on families, caregivers and communities.[4] Medications for schizophrenia can help reduce and control the distressing symptoms of the illness.[5]

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

Solvay Pharmaceuticals, Inc., of Marietta, Georgia is the U.S. subsidiary of Solvay Pharmaceuticals. For more information, visit **www.solvaypharmaceuticals-us.com**.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2005 sales were EUR 2.3 billion and it employs approximately 10,000 people worldwide. For more information, visit **www.solvaypharmaceuticals.com**.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone: 32/2/509.72.30
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS
Neil Hirsch
Manager, Public Affairs
Telephone: +1/770/578-2170
E-mail: neil.hirsch@solvay.com
www.solvaypharmaceuticals-us.com

Puck Bossert
Director, Pharmaceuticals Communications
Telephone: +31/294-477469
E-mail: puck.bossert@solvay.com

Patrick Verelst
Investor Relations
Telephone: 32/2/509.72.43
E-mail : **patrick.verelst@solvay.com**
Internet: **www.solvay-investors.com**

Ce communiqué de presse est également disponible en français –Dit persbericht is ook in het Nederlands beschikbaar

###

[1] Lieberman J, et al. Effectiveness of Antipsychotic Drugs in Patients with Chronic Schizophrenia. *New England Journal of Medicine*. 2005; 1209-1223.

[2] Pan American Health Organization and World Health Organization. *Mental health in the Americas: New challenges in a new millennium.* 35th session of the subcommittee on planning and programming. Washington, DC; 2001.

[3] American Psychiatric Association Work Group on Schizophrenia. Practice Guidelines for the Treatment of Patients with Schizophrenia. *Am J Psychiatry*. 1997;154:1-61.

[4] Rosenheck R, Cramer J, Jurgis G, et al. Clinical and psychopharmacologic factors influencing family burden in refractory schizophrenia. *J Clin Psychiatry*. 2000; 61:671-676.

[5] American Psychiatric Association Work Group on Schizophrenia. Practice Guidelines for the Treatment of Patients with Schizophrenia. *Am J Psychiatry*. 1997; 154:1-61.



PRESS RELEASE

82-26?16

Embargo : September 13, 2006 at 8:30 AM (Brussels time)

SOLVAY PIONNERS E-BILLING SOLUTION IN EUROPE

An innovative customer oriented offering compliant with strict EU rules

Solvay is the first European Chemical group to offer an innovative e-billing solution to its customers, aimed at facilitating the treatment of invoices and cutting costs while complying with strict European Union requirements.

The e-billing solution which Solvay is implementing in its chemical and plastics sectors allows the distribution of legally formal invoices through electronic mail. This generates a number of advantages for customers, such as the optimization of the circulation of the invoice within their organization and shorter processing times, thanks to automated systems and real-time information.

Every e-bill is accompanied by a qualified electronic signature compliant with the provisions of the most recent relevant European Union legislation. The electronic signature that accompanies the invoice, as set out in EU legislation, guarantees the authenticity of the invoice's origin and the integrity of its contents. It has the same value as the handwritten signature of a physical person, which ensures its validity.

The leading edge solution, providing substantial cost savings for invoice senders and recipients, is based on software licensed from AuthentiDate, a German based specialist for global software solutions using digital signatures and time stamps.

The e-billing solution complements the other Solvay solutions in e-business: customers can be integrated through Solvay's Extranet or through Elemica (www.elemica.com), the chemical industry's order processing and supply chain management network.

The Group's subsidiaries and affiliates which apply the new e-billing solution include Solvay Chemicals International, Solvay Advanced Polymers, Solvay Benvic, Solvay Solexis and SolVin. Solvay Chemicals International, acting as a frontrunner, has been implementing the e-billing solution in Spain with a major international chemical products distribution group, since last July.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

8.2-26921

Embargo : August 31, 2006 at 2:00 PM (Brussels time)

SOLVAY JOINS ADVANCED MATERIALS VENTURE CAPITAL FUND

Exploring new business developments in information and communications technologies

Solvay today announces that it has joined Pangaea Ventures Fund II, LP, a Vancouver, Canada -based venture capital fund focused on advanced materials, including nanotechnology, energy and environmental technology. Solvay will contribute an undisclosed amount of capital to the fund, whose lead investors also include BASF and Ciba Specialty Chemicals.

Solvay's commitment reflects its strategy to foster new business opportunities in information and communications technologies (ICT). The Group's principal areas of interest in next-generation ICT materials include light-emitting polymers, electricity conductive polymers and conductive inks.

In addition to its own in-house research efforts, Solvay explores the development of new activities through venturing and partnerships with pioneering research organizations. The Group has recently concluded an agreement with the Georgia Institute of Technology's Center for Organic Photonics and Electronics (COPE) to fund research in organic light-emitting diodes (OLEDs). As for venturing, the participation in funds and subsequent investment in pioneering growth companies gives Solvay essential insight into the most recent developments of ground-breaking markets and technologies.

"We are confident that our participation in Pangaea Ventures Fund will stimulate the further development of Solvay's new advanced materials activities, through close contact with innovation in North America," commented Léopold Demiddeleer, Corporate R&D and New Business Development Director, Solvay. "Our intention is to build a long lasting partnership to reinforce Solvay's advanced materials platform in information and communications technologies – which we identified as a key area of development for the Group," he added.

Pangaea Ventures is a venture capital firm that invests in early-stage advanced materials, energy and environmental technologies and nanotechnology companies. It has broad domain expertise in these areas and works closely with its portfolio companies. It has offices in Vancouver and New Jersey makes investments across the United States and Canada.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: + 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY S.A.
Tel: + 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Chris Erickson
Principal
PANGAEA VENTURES
Tel: + 1 (604) 738-0225
E-mail: chris@pangaeaventures.com
Internet: www.pangaeaventures.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82-26921

Embargo : August 30, 2006 at 8:30 AM (Brussels time)

SOLVAY INDUPA LAUNCHES AMBITIOUS PLAN TO EXPAND AND UPGRADE VINYLS PRODUCTION IN BRAZIL

Capacity increase in Santo Andre to meet fast-growing Latin American demand

Solvay announces today that the Board of its affiliate Solvay Indupa has approved a USD 150 million investment program to expand and modernize its vinyls production plant of Santo Andre, Brazil, in anticipation of rapidly growing demand in Latin America.

The investment program includes upgrading the plant's electrolysis unit through the implementation of modern membrane technology with a nameplate annual capacity of 150,000 metric tons of chlorine and the expansion of the downstream vinyl chloride monomer (VCM) and polyvinyl chloride (PVC) manufacturing facility, with the installation of larger, more competitive equipment. As a result, by the end of 2008, the Santo Andre plant will have a total annual VCM and PVC production capacity of 300,000 metric tons, with world-class, state-of-the-art installations. Subsequent developments will be considered to further expand the plant, whose fully integrated PVC capacity could be easily lifted in line with the demand growth .

"Solvay is implementing a consistent strategy of sustainable and profitable growth, feeding on geographical expansion and constant improvements to stay at the leading edge of competitiveness," commented Jacques van Rijckevorsel, General Manager of the Plastics Sector, Solvay. "This sizeable investment in Brazil lies within the scope of our strategy and reflects the high growth of Latin American economies, which is boosting demand for products from the vinyls chain," added Jacques van Rijckevorsel.

The Solvay group is one of the world's leading vinyls producer, ranking second in Europe and third globally. In addition to SolVin, its joint venture with BASF in Europe, the Group's activities in PVC and other products of the vinyl chain span across Asia and Latin America, through the affiliates Vinythai in Thailand and Solvay Indupa in Argentina and Brazil.

Solvay Indupa, a company of the Solvay group, is one of the most important petrochemical companies in the Mercosur. Its main products are PVC resins and Caustic Soda. Solvay Indupa has its main offices in Buenos Aires, Argentina and two industrial sites: one in Bahía Blanca (Argentina) and the other in Santo André (Brazil). Solvay holds 62.7% of Solvay Indupa, which is listed on the Buenos Aires stock market.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82 - 2691

Embargo : August 21, 2006 at 8:30 AM (Brussels time)

SOLVAY TO LAUNCH FLUOROCHEMICALS PRODUCTION IN CHINA

Joint Venture Paves the Way for Development of High-Value Fluorine Business in Asia

Solvay announces today that it has signed an agreement with Zhejiang Lantian Environmental Protection Hi-Tech Co. Ltd for the creation of a joint venture for the production and supply of hydrogen fluoride (HF), an essential building block for many high-value added fluorinated products.

Pending the relevant regulatory approvals, the joint venture is scheduled to start operating in 2007, under the name Zhejiang Lansol Fluorchem Co. Ltd. The production unit, with a total annual production capacity of 20.000 tonnes, will be located in the Zhejiang Quzhou Hi-Tech Industrial Park, some 500 kilometres south-west of Shanghai. Lantian will own 70% of the joint venture, while Solvay will hold the remaining 30%.

The total amount of the investment will not be released.

The production of Lansol is essentially aimed at fulfilling the needs of Lantian and Solvay for their downstream activities, such as Solvay's future production facility for fluorinated chemical specialties in Onsan, South Korea, which is scheduled to start operations in 2007. Solvay has also recently announced the creation of a new world-class fluorinated polymer production unit in Changshu, China, which will be operational in the second half of 2007 and could rapidly expand by adding more products to its specialty polymer production capabilities.

"China is the world's largest producer of Fluorspar, the mineral needed to produce hydrogen fluoride; China and Asia are also the place where Solvay wants to grow its fluorinated specialties activities," explained Vincent De Cuyper, General Manager of the Chemical Sector, Solvay. "That is why the creation of Lansol is a new, important step in the implementation of our strategy of sustainable and profitable growth through geographical expansion," he added.

"We are also very fortunate to enter into an alliance with Lantian, whose economic, technological and environmental performances are best in class worldwide" concluded De Cuyper.

Zhejiang Lantian Environmental Protection Hi-Tech Co., Ltd. is a leading fluorochemicals producer, mainly devoted to the development and production of substitutes for ozone depleting substances. More than 60% of its products are exported to America, Asia and Europe.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



SOLVAY

PRESS RELEASE

Embargo: Brussels, July 28, 2006 at 8:00 AM

Excellent operating results for the Solvay group in the 1st half of 2006, again reflecting strong growth

- Growth in **revenue** of 17% (EUR 4,744 million) and **operating results** of 40% (EUR 597 million).
- Strong growth in **Pharmaceutical** activities; growth in **Chemicals** sector and very good performance by the **Plastics** sector.
- **Net income of the Group** (EUR 484 million) reflecting much less significant non-operating items than in the 1st half of 2005.

Revenue in the 1st half of 2006 posted an increase of 17% (+15% in the 2nd quarter of 2006) and reached EUR 4,744 million. Revenue increased in the three sectors in the 1st half of 2006: Pharmaceuticals +44%, Chemicals +10% and Plastics +10%.

REBIT (EUR 597 million) was up by 40% in the 1st half of 2006 compared to the 1st half of 2005 (+45% in the 2nd quarter 2006). Operating margin (REBIT on sales) reached 13%, up from 11% in the 1st half of 2005.

The **net income of the Group** in the 1st half of 2006 reached EUR 484 million (EUR 246 million in the 2nd quarter 2006). It includes a net capital gain of EUR 103 million on the sale of industrial foils business to Renolit, completed in the 1st quarter of 2006, and a negative balance of non-recurring items of EUR 86 million. It should be recalled that the results of the 1st half of 2005 included a net profit of EUR 451 million from discontinued operations and a negative balance of non-recurring items of EUR 280 million.

Cash flow[1] for the 1st half of 2006 amounted to EUR 749 million and **REBITDA**[2] to EUR 826 million. The **net debt to equity ratio** was 38% at the end of the 1st half of 2006.

Revenue for the **Pharmaceuticals Sector**[3] (EUR 1,320 million) in the 1st half of 2006 increased by 44% (+33% in the 2nd quarter of 2006). Beyond the significant growth of Cardiometabolic sales, sales of Solvay Pharmaceuticals' major products grew strongly. Cardiometabolic sales included EUR 229 million for fenofibrate, a blockbuster drug that exceeds our expectations and is part of the results since August 1, 2005. Research efforts, EUR 217 million i.e. 16% of sales, were up significantly in the 1st half of 2006. The operating results of the Pharmaceuticals sector in the 1st half of 2006 were exceptionally high and reached EUR 243 million (EUR 119 million in the 2nd quarter 2006). Overall for the year 2006, the results and margins for Solvay Pharmaceuticals will be significantly up by comparison to 2005. The Pharmaceuticals sector is confident in its ability to realize the goals announced by 2010 in the context of the "INSPIRE[4]" project.

Revenue of the **Chemicals sector** increased 10% in the 1st half of 2006 (+7% in the 2nd quarter of 2006). Results, REBIT of EUR 172 million, increased by 6% in the 1st half of 2006 compared to the 1st half of 2005 (+2% in the 2nd quarter of 2006). This performance was due to the persistence of a continued favorable global balance between supply and demand, at a time of increasing energy costs that reached very high levels. Results from the "Minerals" cluster improved while the "Oxygen" cluster continued to achieve good results; the "electrochemistry" activities (caustic soda) and fluorinated products trended downward.

Revenue from the **Plastics sector** increased 10% (+11% in the 2nd quarter 2006). Results, REBIT of EUR 217 million, were maintained at the exceptional levels of the 1st half of 2005 (+2% in the 2nd quarter of 2006). Results from Specialties (Specialty Polymers and Inergy Automotive Systems) increased compared to the 1st half of 2005, while results from Vinyls for the 1st half of 2006 decreased compared to the excellent levels of the 1st half of 2005, due to globally lower spreads.

"Overall for 2006, Solvay should record increased revenue and operating results, considering the generally favorable business climate, the enrichment of its portfolio of activities and its continuous efforts to improve competitiveness."

1 Net income plus total depreciation.
2 REBITDA : REBIT, before recurring depreciation.
3 Results from the Pharmaceuticals sector include results from Fournier Pharma since August 1, 2005.
4 See also comments on page 7.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SOLVAY Group – Summary Financial Information [5]

Millions of EUR (except for per-share figures, in EUR)	1st half 2005	1st half 2006	1st half 2006/ 1st half 2005	2nd quarter 2005	2nd quarter 2006	2nd quarter 2006/ 2nd quarter 2005
Revenue	**4,039**	**4,744**	**+17%**	**2,081**	**2,388**	**+15%**
REBIT	**427**	**597**	**+40%**	**209**	**304**	**+45%**
Non-recurring items	-280	-86	-69%	+42	+2	-95%
EBIT	147	511	+248%	251	306	+22%
Charges on net indebtedness	-38	-45	+18%	-18	-23	+28%
Income taxes	-67	-97	+45%	-71	-49	-31%
Discontinued operations	451	103	-77%	6	0	n.s.
Income from investments	16	12	-25%	16	12	-25%
Net income of the Group	**509**	**484**	**-5%**	**184**	**246**	**+34%**
Net income (Solvay share)	**492**	**468**	**-5%**	**172**	**236**	**+37%**
Depreciation and amortization	219	265	+21%	109	146	+34%
REBITDA	622	826	+33%	308	420	+36%
Cash flow	728	749	+3%	293	392	+34%
(per share, in EUR)						
Earnings per share[6]	5.93	5.66	-5%	2.07	2.86	+38%
Net debt to equity ratio	20%	38%				

Notes on Solvay Group summary financial information

Non-recurring items in the 1st half of 2006 showed a negative balance of EUR 86 million. This included:

- the capital gain of EUR 75 million on the 2nd quarter sale of 49.6% in Financière Keyenveld S.A. (Sofina S.A holding.);
- EUR 101 million of restructuring costs, recorded primarily in the 1st quarter of 2006, to meet the 2010 objectives of the Pharmaceuticals Sector (the "INSPIRE[7] project"); and
- EUR 58 million of restructuring costs and additional provisions for miscellaneous litigation, primarily in the chemical sector, notably the reorganization of barium and strontium carbonate activities subjected to significant competitive pressures.

Charges on net indebtedness amounted to EUR 45 million. Financial debt was totally covered at a fixed rate at the end of the 1st half of 2006 thanks to the issue in May of EUR 500 million of a hybrid non-dilutive financial instrument carrying a payment at a fixed interest rate for the first 10 years. This issue allowed the Group to reinforce its financial structure while at the same time benefiting from favorable conditions in the capital market.

Income Taxes amounted to EUR 97 million in the 1st half of 2006, or a rate of 21%, taking into account tax credits in Germany and Spain and the non-taxable capital gain on the sale, in the 2nd quarter, of 49.6% in S.A. Financière Keyenveld. This tax amount is not comparable to that from the same period last year due to the establishment in 2005 of significant provisions, which in part were not tax-deductible.

Results from **discontinued operations** represent in the 1st half of 2006, the net income and the net capital gain (EUR 103 million) on the sale of industrial foils to Renolit in March 2006. It should be recalled that, in the 1st half of 2005, the results from discontinued operations included a net capital gain (EUR 443 million) on the sale of Solvay's American and European interests in the high-density polyethylene activities to BP on January 6, 2005 and the net income of the industrial foils activities.

5 Figures subjected to limited review by Deloitte
6 Calculated on the basis of the weighted average number of shares outstanding after deducting shares purchased to cover stock option program, or a total of 82,987,400 shares in the 1st half of 2005 and 82,660,864 shares in the 1st half of 2006.
7 See also comments on page 7.

Income from investments represents the annual dividends paid by Fortis and Sofina. For Fortis, given the dividend prepayment made in the 3rd quarter of 2005, the amount recorded in the 2nd quarter of 2006 represents only the balance of the dividend.

Net income of the Group amounted to EUR 484 million. **Net earnings per share** in the 1st half of 2006 amounted to EUR 5.66 (EUR 2.86 in the 2nd quarter of 2006), compared with EUR 5.93 for the same period of 2005 (EUR 2.07 in the 2nd quarter 2005).

Depreciation and amortization amounted to EUR 265 million, up 21% compared to the 1st half of 2005. **Cash flow** amounted to EUR 749 million and was up 3%. **REBITDA** amounted to EUR 826 million, up 33%, given the strong growth in operating results.

Stockholders' equity amounted to EUR 4,159 million at the end of the 1st half of 2006, up EUR 239 million compared to the end of 2005. **Net debt** of the Group as of June 30, 2006 (EUR 1,599 million) decreased by EUR 81 million compared to that of December 31, 2005. The **net debt to equity ratio** was 38%, down in comparison to 43% at the end of 2005.

RESULTS BY SEGMENT[8]

Millions of EUR	1st half 2005	1st half 2006	1st half 2006/ 1st half 2005	2nd quarter 2005	2nd quarter 2006	2nd quarter 2006/ 2nd quarter 2005
GROUP REVENUE	**4,039**	**4,744**	**+17%**	**2,081**	**2,388**	**+15%**
Pharmaceuticals	917	1,320	+44%	487	648	+33%
Chemicals	1,373	1,509	+10%	710	757	+7%
Plastics	1,748	1,916	+10%	884	983	+11%
Non-allocated items	-	-	-	-	-	-
GROUP REBIT	**427**	**597**	**+40%**	**209**	**304**	**+45%**
Pharmaceuticals	76	243	+220%	34	119	+250%
Chemicals	163	172	+6%	82	84	+2%
Plastics	218	217	-	111	113	+2%
Non-allocated items	-30	-35	+17%	-17	-12	-29%
GROUP REBITDA	**622**	**826**	**+33%**	**308**	**420**	**+36%**
Pharmaceuticals	103	293	+184%	47	145	+209%
Chemicals	240	255	+6%	121	126	+4%
Plastics	303	307	+1%	155	159	+3%
Non-allocated items	-24	-29	+21%	-15	-10	-33%

8 Results by sector include results from the three sectors of the Group as well as non-allocated items.

CONSOLIDATED INCOME STATEMENT

In millions of EUR (except for per share figures, in EUR)	1st half 2005	1st half 2006	2nd quarter 2005	2nd quarter 2006
Revenue	**4,039**	**4,744**	**2,081**	**2,388**
Cost of goods sold	-2,748	-3,073	-1,421	-1,551
Gross margin	**1,291**	**1,671**	**660**	**837**
Commercial and administrative costs	-642	-776	-327	-386
Research and development costs	-203	-288	-110	-145
Other operating gains & losses	-3	3	-5	5
Other financial gains & losses	-16	-13	-9	-7
REBIT	**427**	**597**	**209**	**304**
Non-recurring items	-280	-86	42	2
EBIT	**147**	**511**	**251**	**306**
Charges on net indebtedness	-38	-45	-18	-23
Income taxes	-67	-97	-71	-49
Discontinuing operations	451	103	6	0
Income from investments	16	12	16	12
Net income of the Group	**509**	**484**	**184**	**246**
Minority interests	-17	-16	-12	-10
Net income (Solvay share)	**492**	**468**	**172**	**236**
Earnings per share *(in EUR)*	5.93	5.66	2.07	2.86
Diluted income per share (*) *(in EUR)*	5.90	5.64	2.06	2.85

(*) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

In millions of EUR	1st half 2005	1st half 2006
EBIT	147	511
Depreciation and amortization	219	265
Changes in working capital	-236	-318
Changes in provisions	449	50
Income taxes paid	-123	-120
Others	-225	-118
Cash flow from operating activities	**231**	**270**
Acquisition/sale of investments	992	294
Acquisition/sale of assets	-162	-219
Income from investments	16	12
Changes in financial receivables	18	36
Effect of changes in method of consolidation	12	2
Cash flow from investing activities	**876**	**125**
Increase/decrease of capital	-804	-5
Acquisition/sale of own shares	23	-24
Changes in borrowings	27	479
Charges on net indebtedness	-40	-45
Dividends	-182	-230
Cash flow from financing activities	**-976**	**175**
Net change in cash and cash equivalents	**131**	**571**
Currency translation differences	30	-17
Opening cash balance	1,406	457
Ending cash balance	**1,567**	**1,011**

CONSOLIDATED BALANCE SHEET

In millions of EUR	At 31 December 2005	At 30 June 2006
Non-current assets	**7,051**	**6,986**
Intangible assets	770	751
Consolidation differences	1,079	1,144
Tangible assets	3,784	3,715
Other investments	706	693
Deferred tax assets	510	520
Financial receivables and other non-current assets	202	163
Current assets	**4,189**	**4,539**
Inventories	1,162	1,164
Trade receivables	1,703	1,768
Income tax receivables	143	194
Other receivables	427	402
Cash and cash equivalents	449	1,011
Assets to be sold	305	0
TOTAL ASSETS	**11,240**	**11,525**
Total Shareholders' equity	**3,920**	**4,159**
Capital and reserves	3,774	3,924
Minority interests	146	235
Non-current liabilities	**3,496**	**4,075**
Long-term provisions	2,310	2,323
Deferred tax liabilities	154	166
Long-term financial debt	984	1,532
Other non-current liabilities	48	54
Current liabilities	**3,824**	**3,291**
Short-term provisions	209	208
Short-term financial debt	1,145	1,079
Trade liabilities	1,278	1,095
Income tax payable	161	190
Other current liabilities	883	719
Liabilities linked to assets to be sold	148	0
TOTAL EQUITY AND LIABILITIES	**11,240**	**11,525**

** The Group does not expect a significant impact on its financial statements from the introduction, on January 1, 2006, of IFRIC4 ("International Financial Reporting Interpretations Committee 4") on "determining if an agreement contains a leasing agreement".*

STATEMENT OF CHANGES IN EQUITY

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to shareholders' equity	Share-holders' equity	Minority interests	Total equity
Book value at the end of the period (12/31/2005)	**1,270**	**18**	**2,721**	**-131**	**-283**	**179**	**3,774**	**146**	**3,920**
Income for the period			468				**468**	16	**484**
Cost of stock options			2				**2**		**2**
Dividends			-145				**-145**	-5	**-150**
Changes in exchange rates					-98		**-98**	-7	**-105**
Acquisition/sale of own shares				-24			**-24**		**-24**
Net gains and losses not recorded in the income statement						-52	**-52**	27	**-25**
Increase of capital							**0**		**0**
Other			-1				**-1**	58	**-57**
Book value at the end of the period (06/30/2006)	**1,270**	**18**	**3,045**	**-155**	**-381**	**127**	**3,924**	**235**	**4,159**

RESULTS BY SEGMENT[8]

The following table shows revenue without elimination of sales between sectors as well as results by sector including non-recurring items (EBIT).

Millions of EUR	1st half 2005	1st half 2006	1st half 2006/ 1st half 2005	2nd quarter 2005	2nd quarter 2006	2nd quarter 2006/ 2nd quarter 2005
GROUP REVENUE	**4,335**	**5,048**	**+16%**	**2,230**	**2,541**	**+14%**
Pharmaceuticals	917	1,320	+44%	487	648	+33%
Chemicals	1,498	1,650	+10%	774	829	+7%
Plastics	1,920	2,078	+8%	969	1,064	+10%
Non-allocated items	-	-	-	-	-	-
GROUP EBIT	**147**	**511**	**+248%**	**251**	**306**	**+22%**
Pharmaceuticals	43	139	+223%	13	97	+646%
Chemicals	155	-94[9]	n.s.	77	-144	n.s.
Plastics	213	217	+2%	105	113	+8%
Non-allocated items	-263	249[9]	n.s.	56	240	+329%

9. Mainly following the transfer of non-recurring provisions made up to cover the fines in Europe and in the United States in the area of peroxides, from "Non-allocated items" to "Chemicals sector". See also page 12.

PHARMACEUTICALS SECTOR

Strategic developments

- ***Acceleration of strategic transformation of the Pharmaceuticals sector: integration of Fournier Pharma and Solvay Pharmaceuticals***

Since August 1, 2005, the sector has benefited from results of Fournier Pharma. This transaction added a significant product line for treatment of dyslipidemia to Solvay's cardiology marketing and research, making this new cardiometabolic area the primary therapeutic axis for Solvay. The key drug, fenofibrate, marketed under the names TriCor® in the USA and Lipanthyl® elsewhere in the world, is already a blockbuster and exceeds our expectations.

With this acquisition, Solvay Pharmaceuticals defined a strategy of integration and transformation of its organization (Project INSPIRE). The Pharmaceuticals sector expects to reach an average growth in revenue[10] of more than 7%[11] per year and an operating margin of 20% by the year 2010. To do this, in allocating its research and development resources, the sector is putting a priority on a limited number of selected therapeutic areas: cardiometabolic, neuroscience, flu vaccines and pancreatic enzymes; in gastroenterology and women's and men's health, the priority will continue to be placed on maintaining presence in the market, especially of existing and well-entrenched drugs. The sector also set as a goal of gradually implementing annual cost savings of 300 million EUR by the year 2010, by optimizing the global structure of its organization both on the geographic and functional levels. The implementation of this savings plan, begun in the 4th quarter of 2005, will continue as announced. The Pharmaceuticals goals are well on their way to being realized.

In terms of R&D and expansion of activities, important steps are under way:

- bifeprunox, a schizophrenia treatment from Solvay and its partner in the USA, Wyeth Pharmaceuticals, entered the final phase of preparation of a registration application to the FDA (for the US market). Submission of the dossier is scheduled for the 3rd quarter of 2006.
- In the area of fenofibrates, Solvay Pharmaceuticals decided to accelerate R&D efforts for development of successors to TriCor®/Lipanthyl®. These efforts mainly involve the molecule ABT335/HEXA, a next-generation fenofibrate, currently in Phase III and developed by Abbott and Solvay as a new agent for regulating lipids. Also, Solvay Pharmaceuticals is developing several combinations of fenofibrate with other molecules. These include Synordia® (a combination of fenofibrate and metformin) designed for treatment of dyslipidemia in patients suffering from type 2 diabetes, for which a registration has just been filed in Europe. Also, the pharmaceutical groups AstraZeneca and Abbott announced joint development and marketing in the United States of a fixed-dosage combination product combining Crestor® (rosuvastatin from AstraZeneca) and either TriCor® or the next generation fenofibrate, ABT335/HEXA. Filing of the registration for this combined product is set for 2009, and will contribute to an increase of income from the fenofibrate franchise in the United States.
  Also, it should be remembered that the results communicated from the FIELD[12] study showed favorable clinical effects on type 2 diabetics without prior cardiovascular histories. It also showed that fenofibrate has both favorable micro-vascular (eye and kidney) and macro-vascular effects and is generally well tolerated when it is used alone or in combination with statins. This study opens the way to new uses of fenofibrate, alone and in combination with statins.
- The new flu vaccine unit, using cell-based production, will be validated in the summer of 2006. This new installation will also be used for the production of a vaccine against bird flu. In the United States, Solvay Pharmaceuticals, Inc. obtained a subsidy of USD 298 million from the American Department of Health and Human Services (HHS) for development of a cell-based flu vaccine and the design of an installation for manufacturing vaccines for the US market.
- In July 2006 the FDA filed our registration application in the United States for fluvoxamine CR ("Controlled Release" - an oral form taken once daily), designed for treatment of obsessive-compulsive disorders and social anxiety disorders.

10 Based on proforma sales of 2004 including Fournier Pharma, or 2,338 million EUR
11 Above the industry average estimated at 7%
12 "Fenofibrate Intervention and Event Lowering in Diabetes," the most extensive study to date for prevention of cardiovascular diseases among diabetics.

- In the 1st quarter of 2006 Solvay Pharmaceuticals also concluded new agreements to increase the geographic expansion of AndroGel® in Latin America, several countries in Asia, all the African countries and five additional European countries (France, Belgium, United Kingdom, Spain and Greece).

Key figures

Sales by major product

In millions of EUR	2005[13]	1st half 2005	1st half 2006	1st half 2006/ 1st half 2005
PHARMACEUTICALS SECTOR	**2,270**	**917**	**1,320**	**+44%**
CARDIOMETABOLIC	**434**	**114**	**371**	**+225%**
Fenofibrate	185	-	229	-
Teveten®	91	45	47	+4%
Physiotens®	52	27	27	0%
Aceon®	19	9	13	+44%
NEUROSCIENCE	**376**	**185**	**224**	**+21%**
Serc®	122	59	78	+32%
Marinol®	84	42	50	+19%
Luvox®	80	42	46	+10%
INFLUENZA VACCINES	**128**	**18**	**24**	**+33%**
Influvac®	100	6	12	+100%
PANCREATIC ENZYMES (Creon®)	**162**	**76**	**96**	**+26%**
GASTROENTEROLOGY	**401**	**189**	**188**	**-1%**
Pantoloc®	166	71	72	+1%
Duphalac®	85	43	45	+5%
WOMEN'S AND MEN'S HEALTH	**542**[14]	**243**	**309**	**+27%**
Androgel®	239	106	141	+33%
Estratest®	91	45	41	-9%
Prometrium®	71	34	40	+18%

Comments

Results from the **Pharmaceuticals sector** have included results from Fournier Pharma since August 1, 2005.

- **Revenue** for the Pharmaceuticals sector in the 1st half 2006 improved by 44% and reached EUR 1,320 million.

  In a context of pressure on prices, sales in Europe increased due to integration of Fournier Pharma. Also, sales grew in North America (+55%) and continued to experience rapid growth in emerging countries and Russia.

  All therapeutic areas made progress except gastroenterology (-1%). In 2006, cardiometabolic sales included the earnings from fenofibrate (TriCor®, Lipanthyl®) from Fournier Pharma (EUR 229 million). Note that sales of TriCor® 145mg NFE by Abbott in the United States reached USD 456 million, up 17% compared to the 1st half of 2005. This confirmed the excellent performance of this product. In neuroscience, there was an increase of 21% due to the marked growth in Serc® (+32%) and Marinol® (+19%). Flu vaccines improved by 33% due to the fact that we participate to vaccination campaigns in the southern hemisphere which take place in different seasons compared to our traditional campaigns in Europe. Pancreatic enzymes (Creon®) and women's and men's health were up by 26% and 27% respectively. Sales of Androgel® increased sharply (+33%), in the American market.

- **Research** efforts, EUR 217 million i.e.16% of revenue, were up significantly in the 1st half of 2006, due to the magnitude and acceleration of certain research projects in the "Neuroscience" and "Cardiometabolic" areas, in particular the more rapid development of new products to reinforce the franchise value of fenofibrate (Tricor®/Lipanthyl®).

- **Operating results** in the Pharmaceuticals sector in the 1st half of 2006 were exceptionally high; they reached EUR 243 million, including capital gains (EUR 28 million) on the sale of Estrogel®, a female hormone treatment in the United States, and other minor products, as well as an award of EUR 10 million in litigation in the United States. Operating results in the 2nd quarter reached EUR 119 million.
  The operating margin in the Pharmaceuticals Sector in the 1st half of 2006 reached 18% compared to 8% in the 1st half of 2005 and 13% overall for the year 2005.
  The implementation of an annual savings plan of EUR 300 million for the year 2010 continued as planned and restructuring charges (EUR 101 million in the 1st half of 2006) were recorded, primarily in the 1st quarter of 2006.

13 Including five months of sales by Fournier Pharma (EUR 265 million). Excluding Fournier Pharma, Solvay Pharmaceuticals' sales would have increased by 15%.
14 Restated following the integration of some small products.

As indicated before, **overall for 2006** the results and margins for Solvay Pharmaceuticals will be significantly better than in 2005 that included already 5 months of Fournier's results from August 1, 2005 onwards. This performance will be achieved despite the May 2006 expiration of Canadian rights to sell Pantoloc®, sales of which reached EUR 166 million in 2005 and EUR 72 million for the 1st five months of 2006. It reflects the announced savings (EUR 75 million in 2006), the very good performance of fenofibrate and our major products as well as the increased research efforts (budget of EUR 413 million planned for 2006, +18% compared to 2005). The Pharmaceuticals sector is confident in its ability to realize the objectives announced by 2010 in the context of the "INSPIRE" project.

CHEMICALS SECTOR

Strategic Developments

- ***In parallel with consolidation in Essential products, creation of new opportunities to sustain growth by development of Specialties and geographic expansion.***

  The decision to develop activities in Asia took concrete form with the announcement of construction of a fluorinated specialties plant in Korea intended to serve strongly growing markets in this region of the world, such as semiconductors and liquid-crystal displays (LCDs), and the creation of a joint venture in China for ultra-pure hydrogen peroxide.

  Also of note:
  - in hydrogen peroxide, construction of a mega-plant (230 kt/year) at Antwerp in partnership with BASF and Dow to supply hydrogen peroxide for propylene oxide production, startup of a capacity expansion in Finland in the 1st quarter of 2006, a project for a new site in Chile and the shutdown of a hydrogen peroxide unit at Torrelavega in Spain;
  - in bicarbonate, a specialty designed for a wide range of high-growth applications (environmental protection, pharmaceuticals, etc.), the announced expansion of capacity in Germany;
  - in calcium chloride, the decision to construct a new unit in Italy by the year 2007. Solvay will then have the largest site in the world in this field, thus reinforcing its competitiveness with a broadened portfolio of products;
  - in barium and strontium carbonates, a strategic reorganization, consisting, for Solvay, of repositioning itself in specialty grades while moving the technical grades into a joint venture with CPC (USA) in order to meet the significant competitive pressures of the end-market in a period of rapid change, both from a geographic as well as a technological viewpoint. Also noteworthy in this area was the restructuring under way in Germany.

  The acquisition in August 2005 of a majority holding (75%) in the German company Girindus reinforced the capabilities of the Group in the area of organic molecules designed for high-tech markets. Following this acquisition, the sector created a new Strategic Business Unit, "Molecular Solutions," also including Peptisyntha (peptide synthesis), the organic chemicals line from Fluor and the fine chemistry marketing and production activities of Solvay Specialties France. This new SBU should quickly become financially independent and reach the critical size necessary for these activities.

  Finally, the Chemicals Sector is paying particular attention to the developments in the energy situation, which is characterized by a general increase in prices of gas and electricity. Technological leadership in processes, adaptable high-performance industrial infrastructures, such as the investments planned in Bulgaria, cogeneration units, and a strategy of supply coverage with medium- to long-term contracts help mitigate the energy impact. Solvay's participation in founding Exeltium, a group of electric-intensive industries in France, should assure Solvay's large French production sites of reliable and competitive energy supplies, especially for the Tavaux site. As permitted by the specific market conditions of each SBU, price hikes are negotiated to compensate the increase of energy costs.

Key figures

(in millions of EUR)	Revenue				REBIT change
	2005	1st half 2005	1st half 2006	1st half 06 / 1st half 05	1st half 06/ 1st half 05
CHEMICALS	**2,785[15]**	**1,373**	**1,509[15]**	**+10%**	**+6%**
Minerals cluster[16]	1,223	601	649	+8%	↗
Electrochemistry and fluor chemicals cluster	1.099	554	584	+5%	↘
Oxygen cluster[17]	453	219	242	+11%	↘

15 Including Molecular Solutions SBU
16 Including the Soda Ash and Derivatives, Barium and Strontium Carbonates, and Advanced Functional Materials SBUs

Comments

- ***Improvement in Chemicals activities due to globally favorable market conditions, in a context of marked increases in energy costs.***

  Revenue of the **Chemicals sector** increased 10% in the 1st half of 2006 (+7% in the 2nd quarter of 2006). Results, REBIT of EUR 172 million, increased by 6% in the 1st half of 2006 compared to the 1st half of 2005 (+2% in the 2nd quarter of 2006). This performance was due to the persistence of a continued favorable global balance between supply and demand, at a time of increasing energy costs that reached very high levels. Results from the "Minerals" cluster improved while the "Oxygen" cluster continued to achieve good results; the "electrochemistry" activities (caustic soda) and fluorinated products trended downward.

  - **Soda Ash** activities improved due to well-oriented demand and rising prices in the context of very high energy costs. Specialty derivatives of soda ash, bicarbonate in particular, witnessed good global volumes and prices; their growth continued due to the development of a portfolio of products and geographic expansion.
  - Volumes of **Caustic Soda** remained high. However, despite prices that remained at high levels, the increase in the cost of energy put pressure on margins; price hikes are expected within the next few months.
  - In the 1st half of 2006, the primary **Fluoride Products**, such as Solkane® 365mfc, a product used in insulation materials, experienced higher volumes and prices than in the 1st half of 2005. The refrigerants, such as Solkane® 134a, are, however, undergoing intense competitive pressures in China.
  - In favorable market conditions, results of **Hydrogen Peroxide** remain good despite a slight easing; the high level of energy costs, in particular in Europe, was not compensated for by price.
    Following the fine of 193 million EUR[18] imposed last April by the European Commission in the area of peroxides, Solvay, filed an appeal with the Court of First Instance of the European Community in Luxemburg in early July 2006. In view of the appeal procedure, Solvay has set up a bank guarantee corresponding to the amount of the fine, already covered by provisions made in 2004 and 2005.

PLASTICS SECTOR

Strategic Developments

- ***Enriching the portfolio and capitalizing on our strengths.***
  Transfer of Industrial Foils, recording a net capital gain of 103 million EUR[19].

  The strategy of the Plastics sector is characterized as follows:

  - on the one hand by the development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems, are both growth activities with high added value and have become one of the primary contributors to the Group's results.

    In Specialty Polymers, the Group is reinforcing its research and proceeding with production-capacity expansions in order to meet the growing demand for these high-added-value products. It is also bringing to fruition structural projects in the United States and Asia. These include, among others, the opening of a new technical centre in Shanghai and construction (with completion set in 2007) of a world-class plant for the production of micronized polytetrafluoroethylene (PTFE) powder, in order to meet the local growth in demand for these innovative, high-performance materials. Also, two acquisitions were recently completed: the plastics division of Gharda in India, which among other things provides access to the very-high-performance polymer PEEK, and the company Mississippi Polymer Technologies, a start-up which launched PARMAX®, a new family of specialty materials with unique characteristics. These products are designed for markets such as electronics, aerospace, medical and automotive applications. Finally, SolviCore, a 50/50 joint venture between Solvay and Umicore for research, development, production and marketing of membrane-electrode assemblies (MEA), designed for application in fuel cells (FC), began operations.

  - On the other hand, strong leadership, targeted growth and continuous reinforcement of competitiveness remain priorities for the activities in the Vinyls area. It is in this context that the Thai subsidiary, Vinythai, doubled its capacity (salt/chlorine/EDC/VCM), and capacity expansions for VCM and PVC started up in Brazil. Southeast Asia and Mercosur constitute, alongside Europe, important areas of growth for vinyl activities. In Europe, the competitive position of Solvin was further reinforced with the shutdown of the Ludwigshafen unit on January 1, 2006 and the transfer of capacities to other units.

---

17 Including the Hydrogen Peroxide, Detergents and Caprolactones SBUs
18 This amount includes 26 million EUR imposed on Solvay Solexis SA (Ausimont SpA before 2002), along withEdison SpA.
19 After the sale in 2005 of rigid sheet to Ineos, the Group finalized the sale of other industrial films to Renolit in March 2006 for a price of 330 million EUR. The net capital gain on this sale is recorded under the heading "discontinued operations" in 2005 and 2006.

Key figures

(in millions of EUR)	Revenue[20]				REBIT change
	2005	1st half 2005	1st half 2006	1st half 06 / 1st half 05	1st half 06/ 1st half 05
PLASTICS	**3,507**	**1,748**	**1,916**	**+10%**	-
Specialty Polymers and Inergy Automotive Systems	1,610	787	895	+14%	↗
Vinyls cluster[21]	1,897	961	1,021	+6%	↘

Comments

- ***Growth in Specialties and resilience in Vinyls.***

Revenue from the **Plastics sector** increased 10% (+11% in the 2nd quarter 2006). Results, REBIT of EUR 217 million, were maintained at the exceptional levels of the 1st half of 2005 (+2% in the 2nd quarter of 2006). Results from Specialties (Specialty Polymers and Inergy Automotive Systems) increased compared to the 1st half of 2005, while results from Vinyls for the 1st half of 2006 decreased compared to the excellent levels of the 1st half of 2005, due to globally lower spreads.

> **Specialty Polymers**, among the major contributors to the Group's results, witnessed a very strong increase in sales in the 1st half 2006 due to volumes and prices, which were overall on the rise, in particular fluoro-polymers, -fluids and -elastomers, as well as polysulfones. Sales were particularly high in certain markets such as electronics, medical applications and new automotive applications, petroleum drilling and packaging. Sales also increased sharply in Asia where the commercial presence was reinforced. Results were strong despite the negative effects of raw material costs that remained high as well as the increase of R&D efforts (+23% compared to the 1st half of 2005) required to continue to meet the growing demand for new high-performance polymers.

Results from **Inergy Automotive Systems** improved but at a less sustained pace considering the marked slowdown in the worldwide automobile market. Volumes (6.9 million fuel systems) in the 1st half of 2006 were maintained compared to the 1st half of 2005, due to the steadiness of certain models and to favorable geographic diversification. Also, the costs of raw materials remained a pressure point.

> Results from **Vinyls** in the 1st half 2006 were down compared to the exceptional level of the 1st half 2005, due to globally lower spreads; this was despite high volumes in Mercosur and in Europe. Results for the 2nd quarter 2006 improved compared to the 1st quarter of 2006 due to improvements in results from Europe. The latter witnessed a favorable trend in volumes, rising prices to compensate for the increase in very high ethylene prices and favorable effects of the shutdown of the Ludwigshafen unit. Demand at the start of the 3rd quarter of 2006 remains good and should, especially in Europe, permit continued price increases while ethylene is again going up significantly. In Asia, the imbalance between supply and demand in China is still weighing on prices and spreads.

Results at **Pipelife** were up due to the significant improvement in volumes of pipes and fittings in the 1st half of 2006. Good geographic diversification and development of a product mix and certain innovative specialties promoted price hikes in a context of increasing prices for raw materials.

20 Restated figures : without the industrial films (carried in "discontinued operations" following the announcement of their transfer in 2005) and following elimination of the Performance Compounds SBU whose activities are consolidated in the Specialty Polymers (Polyolefins compounds) and Vinyls SBUs (PVC compounds) since 01/01/2006.
21 Including the Vinyls and Pipelife (pipes and fittings) SBUs

REMARKS

1. Limited quarterly review

Deloitte have conducted a limited review of the half-yearly consolidated situation that closed on 30 June 2006. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the interim statements.

2. Primary exchange rates.

		Closing			Average		
1 Euro =		2005	1st half 2005	1st half 2006	2005	1st half 2005	1st half 2006
Pound Sterling	GBP	0.6853	0.6742	0.6921	0.6838	0.6860	0.6870
American Dollar	USD	1.1797	1.2092	1.2713	1.2438	1.2846	1.2288
Argentine Peso	ARS	3.5731	3.4974	3.9241	3.6362	3.7426	3.7664
Brazilian Real	BRL	2.7446	2.8367	2.7568	3.0367	3.3150	2.6935
Thai Baht	THB	48.4369	49.913	48.575	50.0668	50.5618	47.5962
Japanese Yen	JPY	138.9001	133.95	145.75	136.8686	136.2105	142.1058

3. Solvay Shares.

	1st half 2005	1st half 2006
Number of shares issued at the end of the period	84,675,933	84,698,133
Average number of shares for IFRS calculation of earnings per share	82,987,400	82,660,864

* * * *

Key dates for financial communications

- Monday 2 October and Tuesday 3 October 2006: annual analysts and investors meeting
- Friday, 27 October 2006 (at 8:00 a.m.): publication of results for the 1st 9 months of 2006
- Friday, 15 December 2006 (at 8:00 a.m.): announcement of the interim dividend relating to 2006

* * * *

For more information: Solvay Investor Relations.

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Deputy Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations
SOLVAY S.A.
Tel. 32-2-509.60.16
E-mail : investor.relations@solvay.com

* * * *

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

* * * *

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82-2091


SOLVAY

PRESS RELEASE


umicore

Embargo: July 25, 2006 at 8:30 (Brussels time)

UMICORE AND SOLVAY LAUNCH SOLVICORE TO DEVELOP AND SUPPLY CORE TECHNOLOGY FOR FUEL CELL INDUSTRY

Joint Venture for Membrane Electrode Assemblies (MEA) Started Operations

Umicore and Solvay announce today that operations have started earlier this month at SolviCore, their joint venture for the research, development, production and sales of Membrane Electrode Assemblies (MEA) and related compounds, to be used in Fuel Cell (FC) applications. The 50-50 percent joint venture is based in Hanau, at Umicore's main R&D site in Germany and will employ 34 people in the first stage of its development.

The European Commission considers that SolviCore raises no competition concerns and cleared its creation last June under the simplified merger review procedure.

In parallel with the start of its own activities, SolviCore intends to apply for European Union research funding available under the 7th Framework programme (2007-2013). Hydrogen power and fuel cells have already been identified among the priorities of European Union research efforts aiming at fostering sustainable development and environmentally friendly transport.

Umicore and Solvay, two world-scale industrial groups which respectively enjoy a global leading position in precious metals catalyst and polymer membrane technology, have the ambition to play a major role in the emerging fuel cells technology. In the JV they will assemble electrocatalysts with polymer membranes to develop and manufacture the Membrane Electrode Assembly, the reactor where hydrogen reacts with oxygen to generate electricity.

Fuel cell technology is based on the catalytic transformation of fuel (hydrogen, methanol,..) -- via chemical reaction with oxygen -- into electricity, heat and water. It is likely to become the new energy technology in the medium and long term future for a wide variety of portable (for example batteries), stationary (for example power and heating cogeneration) and automotive applications.

The parent companies will continue their respective activities in catalysts and membranes in full ownership, outside of the JV.

UMICORE is a materials technology group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units. The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 6.6 billion in 2005 and currently employs some 14,000 people. Details are available at www.umicore.com

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com


SolviCore
Fuel Cell Technologies

For further information please contact:

At Solvay:

Martial Tardy (media)
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst (Investor Relations)
SOLVAY SA
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

At Umicore:

Tim Weekes (investor relations)
Tel: 32 2 227 73 98
E-mail: tim.weekes@umicore.com

Geoffroy Raskin (investor relations)
Tel: 32 2 227 71 47
E-mail : geoffroy.raskin@umicore.com

Bart Crols (media)
Tel: 02 227 71 29 or 0032 476 980 121
E-mail: bart.crols@umicore.com

NOTE TO THE EDITORS

The MEA is the core of the fuel cell: it consists of a membrane which separates the electrode-catalyst material coated on both surfaces of the membrane to allow for the chemical transformation of fuel into electricity. The catalytic process on the anode (oxidation of fuel) and the cathode (reduction of oxygen) sides of the membrane generate electricity, heat and oxidation waste products. Mainly methanol (portable applications) and hydrogen (stationary and automotive applications) are used as fuel. The advantages of the fuel cell-technology are the higher energy yield and density and in the case of automotive, generates water as a waste product.

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– Diese Presse Erklärung ist auch auf Deutsch verfügbar

PRESS RELEASE

82-2691

Embargo : July 19, 2006 at 8:30AM (Brussels time)

SOLVAY SUBMITS SYNORDIA® (FENOFIBRATE/ METFORMIN) FOR EU APPROVAL

Building out the fenofibrate franchise with a new fixed-dose combination product

Solvay announced today that it has submitted its dossier for SYNORDIA®[1] to the European Medicines Evaluation Agency on 17 July 2006 for a centralized approval procedure. SYNORDIA® is a fenofibrate/metformin fixed-dose combination product.

It would be the first product on the market that combines a lipid lowering drug with an oral antidiabetic in one pill, targeting increased patient convenience and improved compliance for patients already stabilized on the two medications, fenofibrate and metformin which can control both the blood lipids and blood glucose of patients.

The clinical Phase III program, carried out in more than 1000 patients, demonstrated that SYNORDIA® is efficacious and is well accepted. Previous trials (DAIS and FIELD) have also indicated that the combination therapy of fenofibrate/metformin has benefits for type 2 diabetic patients.

"SYNORDIA® would represent a valuable treatment option for many type 2 diabetic patients, improving the quality of life for many men and women who struggle with this disease on a daily basis. It reduces the number of tablets they need to take each day. Moreover, it is an important addition to the range of fenofibrate treatments we offer", said Werner Cautreels, CEO of Solvay Pharmaceuticals.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2005 sales were EUR 2.3 billion and it employs approximately 10,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: + 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY SA
Tel: + 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Puck Bossert
Head of Communications
SOLVAY PHARMACEUTICALS
Tel: + 31 294 477469
E-mail: puck.bossert@solvay.com
Internet: www.solvaypharmaceuticals.com

Notes to the editor:

DAIS = Diabetes Atherosclerosis Intervention Study (2001),418 patients received treatment with fenofibrate (or placebo) for 3 years. The study gave first evidence that fenofibrate could prevent cardiovascular morbidity/mortality in type 2 diabetes patients.

FIELD = Fenofibrate Intervention and Event Lowering in Diabetes in 9795 patients (2005), about one third receiving fenofibrate (or placebo) and metformin.

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[1] Formerly known under the project name Dualthys




PRESS RELEASE

SOLVAY

82-26921

Embargo: July 12, 2006 at 5:40 PM (Brussels time)

Solvay Pharmaceuticals Settles Lawsuit Against Pseudo-Generic to CREON® MINIMICROSPHERES®

Solvay announces today that its United States subsidiary Solvay Pharmaceuticals, Inc. has settled a lawsuit filed against Global Pharmaceuticals and Impax Laboratories, Inc. alleging that the companies falsely advertised and marketed their products as generic equivalents to and substitutes for Solvay Pharmaceuticals' CREON® MINIMICROSPHERES® (Pancrelipase Delayed-release Capsules, USP).

Under the terms of the settlement, Global Pharmaceuticals and Impax Laboratories will pay USD23 million to Solvay Pharmaceuticals, Inc., of which USD12 million has been paid in June 2006. The remaining USD11 million will be paid to Solvay and accounted for over a six year period. The terms of the settlement will also require the defendants to discontinue current marketing practices that state or imply its products are generic equivalents to CREON® brand products and discontinue current product labeling, distribution and sales of Lipram-CR 5, Lipram-CR 10 and Lipram-CR 20. The terms also require the defendants to disseminate corrective advertising via a written communication to customers, database companies, and managed care organizations stating that its products are not generic equivalents to CREON® brand products and should not be substituted for CREON® brand products without physician supervision.

CREON® MINIMICROSPHERES® is Solvay Pharmaceuticals' pancreatic enzyme supplement for the treatment of pancreatic exocrine insufficiency, which is often associated with conditions such as cystic fibrosis and chronic pancreatitis.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2005 sales were EUR 2.3 billion and it employs approximately 10 000 people worldwide. For more information, visit www.solvaypharmaceuticals.com

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82-2621

Embargo : July 14, 2006 at 8:30 AM (Brussels time)

EGEPLAST ACQUIRES INNOVATIVE SOLVAY TECHNOLOGY FOR HIGH RESISTANCE, FULLY RECYCLABLE TUBING

Solvay announces today that it has concluded an agreement for the transfer of its HexelOne™ reinforced plastic pipe technology to Egeplast Werner Strumann GmbH & Co. KG, the German polyethylene pipes manufacturer. The HexelOne™ process allows the production of high resistance, large diameter tubing for water and gas distribution networks with considerably improved environmental performance. The process was developed by Solvay's New Business Development (NBD) team at the Group's Research & Technology campus in Neder-over-Heembeek, Belgium.

The financial details of the agreement, which cover the transfer of technology, production equipment and know-how to Egeplast, will not be disclosed.

The HexelOne™ process is aimed for the production of pipes of between 180 and 1000 mm in diameter, able to sustain pressures of 25 bars and higher, making them suitable for applications in major utilities as well as for the transport of fluids in the manufacturing industry. Compared with existing technologies, this high resistance can be obtained using reduced quantities of one single type of plastic resin (instead of a combination of several raw materials for the production of multilayer reinforced pipes), ensuring full recyclability as well as improved cost and energy efficiency of the end product.

"HexelOne illustrates the dynamism of innovation within Solvay," commented Leopold Demiddeleer, Corporate R&D and New Business Development Director, Solvay. "We believe that Egeplast is in the best position to realize the technology's full potential, in terms of commercial success and in terms of environmental advantages for society at large," Leopold Demiddeleer added.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

EGEPLAST is the fourth largest manufacturer of Polyethylene pipes in Europe and is independent of any group. In the most modern PE pipe works in Europe, built in 2000 in Greven, this family company produces high quality pipes for drinking water, waste water and gas distribution as well as cable protection. In these applications Egeplast is not only a forerunner in the product development of modern multilayer pipes, but also for innovations in production technology.

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY S.A.
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

NOTE THE TO EDITOR:

The HexelOne™ production process is based on the cross-winding of stretched mono-oriented strips of a thermoplastic around a mandrel, prior to the addition of a thermoplastic protective coat.

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PRESS RELEASE

82-2691

Embargo : July 5, 2006 at 17:40 PM (Brussels time)

SOLVAY WELCOMES ABBOTT & ASTRAZENECA DEAL TO DEVELOP FOR THE UNITED STATES A NEW SINGLE PILL COMBINATION THERAPY FOR COMPREHENSIVE LIPID MANAGEMENT

Endorsing the Future Value of the Fenofibrate Franchise

Pharmaceutical groups AstraZeneca and Abbott today announced that they will jointly develop and commercialize in the United States a fixed-dose combination product containing two lipid-regulating agents. This new combination product will be promoted in the US by both Abbott and AstraZeneca, who target 2009 for regulatory submission. The new product will combine Crestor® (AstraZeneca's rosuvastatin) with either TriCor® (Solvay's fenofibrate, licensed to Abbott for the U.S.) or a next-generation fenofibrate developed by Abbott and Solvay as a new lipid regulating agent.

As this new combination is expected to contribute to the continued growth of revenues of Solvay's fenofibrate franchise, Solvay fully supports and greets today's announcement. With this new US fixed-dose combination, fenofibrate gains greater access to the lipid-management market there, of which fenofibrate, as a monotherapy, accounts for a smaller part at this stage.

Sales of TriCor® are approaching USD 1 billion. In the first quarter of 2006, Abbott announced sales of TriCor® of USD 205 million, up 20% compared to the first quarter 2005, confirming the already excellent performance of this product. Solvay Pharmaceuticals Inc.'s own sales force has been co-promoting TriCor® with Abbott since the beginning of 2006.

Further development of the fenofibrate franchise worldwide is an important driver of growth for Solvay Pharmaceuticals. In addition to this new fixed-dose combination in the U.S., there are several other products in development designed to add further important therapeutic benefits, including reaching out to new patient groups with unmet medical needs. The next one out of this string of projects is expected to be Synordia® (previous project name: Dualthys), a fixed dose combination of an oral antidiabetic (metformin) and fenofibrate for type II diabetic patients, due to be submitted for European Union registration in the summer of 2006.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2005 sales were EUR 2.3 billion and it employs approximately 10,000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :

Martial Tardy
Corporate Press Officer
SOLVAY S.A.
Tel: + 32 2 509 72 30
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Patrick Verelst
Investor Relations
SOLVAY SA
Tel: + 32 2 509 72 43
E-mail: patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Roger Bickerstaffe
VP Communications
SOLVAY PHARMACEUTICALS
Tel: + +31 294 477274
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

For additional news on the agreement between Abbott and AstraZeneca, we recommend you visit their websites: www.astrazeneca.com and www.abbott.com.

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82-2681

Embargo : June 30, 2006 at 8:30 AM (Brussels Time)

SOLVAY TO LAUNCH SPECIALTY POLYMER PRODUCTION IN CHINA

PTFE Micronized Powder Facility to Serve Buoyant Asian Markets

Solvay announces today that it has decided to build a new world-class polytetrafluoroethylene (PTFE) Micronized Powder production unit in the People's Republic of China, to serve the dynamic local demand for innovative and high performance materials. Pending authorization from the relevant authorities, Solvay would initiate production in the second half of 2007.

PTFE Micronized Powders, marketed under the brand name Polymist ®, are used in a variety of complex applications, such as the manufacturing of cosmetics, high gloss inks, high performance lubricants and heat-resistant materials. The demand for micronized PTFE in Asia and particularly in China is fuelled by both the fast development of a local customer base as well as by the creation of local production facilities by a number of Solvay's global clients.

This latest move materializes Solvay's geographical expansion strategy into fast growing markets, with a particular focus on Asia. Other recent initiatives in Asia include the acquisition of the ultra performance polymers activities of Gharda Chemicals in Panoli, India; the creation of a high performance materials R&D and marketing platform in Shanghai, China; setting up a joint venture for the development, production and marketing of High Purity Hydrogen Peroxide in Suzhou, China and the commissioning of a new production facility for fluorinated chemical specialties in Onsan, South Korea.

The new Polymist ® facility would be located in the Jiangsu High-Tech Fluorochemical Industrial Park in Changshu some 100 kilometers west of Shanghai – and operated through Solvay Specialty Polymers Changshu, a newly created and fully-owned subsidiary of the Solvay group. The location was selected because of its proximity with Shanghai and the dedication of the Industrial Park to complex technologies in specialty chemicals and polymers - and particularly in the area of fluor technologies. In a first stage of development, the Changshu unit would occupy a surface of some 50,000 square meters. However, Solvay has also signed with the Park Authorities a Land Reservation Agreement for a total surface of 350,000 square meters in order to make Changshu the Solvay industrial base in China for further investments in Specialty Polymers.

The amount of the initial investment will not be released

"Our geographical expansion into high growth markets such as China and India is an essential part of our strategy to grow the Specialty Polymers business. This new step is very important for us and should pave the way for future developments," commented Vincenzo Morici, General Manager, Strategic Business Unit Specialty Polymers.

This new PTFE Micropowder facility and its products will be managed by the operating units of Solvay Solexis, a 100% subsidiary of the Solvay group. "Deploying a local production capacity enables us to offer world class product and services to our local clients as well as to our Global customers with all the advantages linked to proximity, in terms of logistics and reactivity," said Pierre

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

Joris, CEO of Solvay Solexis SpA. "Newly available capacity will also be used to address the growing demand of Solvay Solexis traditional customers in other parts of the world," Joris added.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY (Euronext : SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLB.BR) is listed on the Euronext stock exchange in Brussels. Details are available at www.solvay.com

For further information please contact :
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

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Embargo : May 16, 2006 at 5.40 pm (Brussels time)

SOLVAY IS FOUNDING MEMBER OF EXELTIUM, THE FRENCH GROUPING OF ELECTRO-INTENSIVE INDUSTRIES: AN INNOVATIVE SOLUTION FOR SUSTAINABLE CONTROL OF ENERGY COSTS

The Solvay group is pleased to participate in the foundation of Exeltium, the grouping of electro-intensive industries active in France, whose creation was announced yesterday by the French Ministry of the Economy, Finances and Industry. This innovative move will allow a sustainable and competitive energy supply for Solvay's sizeable production sites in France. Among others, it would apply to Tavaux, which is among the largest of the Group, and one of the most significant chemical platforms in France.

Founded by seven companies (Air Liquide, Alcan, Arcelor, Arkema, Rhodia, UPM - Kymmene and Solvay), Exeltium will launch a call for tender shortly, addressing European electricity producers, with the aim of creating an electricity supply mechanism which could be operational as soon as before the end of 2006. The mechanism is based on the acquisition, by the industrial groups, of drawing rights with a duration of at least 15 years, which would reserve a stable energy supply for them, at prices linked to the most competitive production costs.

"Our participation in Exeltium is part of the Group's sustainable and profitable growth strategy," commented Luigi Belli, member of the Executive Committee of the Solvay group and General Manager Research & Technology. "We will ensure a reliable and sustainable energy supply for our French sites, at a price in line with the realities of operations. In our activities, energy is one of the most important inputs; it is a decisive component of our competitiveness," Belli added.

The mechanism created by Exeltium is open to other industrial groups, within the limits of criteria set by the French authorities. Among other conditions, electricity must be a susbatntial element in their creation of value and their consumption must be steady. On the whole, some 50 companies are eligible, in addition to the seven founding members.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy ,
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

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PRESS RELEASE

82-2691

Embargo : May 15, 2006 at 3:00 PM (Brussels Time)

SOLVAY COMPLETES ACQUISITION OF GHARDA, AFTER MISSISSIPPI POLYMER TECHNOLOGIES: EXPANSION INTO ULTRA HIGH PERFORMANCE POLYMERS IN INDIA & U.S.

PEEK and Parmax® to Enhance Solvay Advanced Polymer' Ultra Polymers Product Line

The Solvay group announces today that it has successfully completed the acquisition of the Polymers Division of Gharda Chemicals in India. Earlier this year, Solvay finalized the acquisition of the US-based start-up company Mississippi Polymer Technologies (MPT). The two operations mark the expansion of Solvay into the upper – most sophisticated – segment of the specialty polymers business.

The acquisition of Gharda provides the Solvay Group with outstanding capabilities for the development, manufacturing, and marketing of a new range of specialty grades of ultra-performance polymers such as polyether ketone (PEEK), high-performance sulfone polymers, and related monomers. The Polymers Division of Gharda Chemicals, which has annual sales of more than USD 10 million, operates an R&D center and production plant in Panoli, Gujarat State. Mississippi Polymer Technologies, Inc. (MPT) is the creator of the PARMAX®, a line of transparent, self-reinforcing polymers, which represent an exciting advance in the mechanical properties of engineering thermoplastics.

"These acquisitions are essential milestones in Solvay's strategy of sustainable growth and geographic expansion at the top end of the plastics market " said Vincenzo Morici, General Manager, Strategic Business Unit Specialty Polymers. "We now have an unrivalled portfolio of high value specialty polymers as well as a strong foothold in one of the world's most dynamic economies," Morici explained

Solvay plans to manage both acquisitions within its Solvay Advanced Polymers, L.L.C. operating unit headquartered in Alpharetta, Georgia. Additionally, Solvay will invest in Gharda Polymer's strategic location and develop it into a global center for the production of specialty polymers and other innovative materials. As a first step in this direction, Solvay Advanced Polymers is finalizing plans to expand PEEK production at the Panoli site as part of a broader push to establish a strong market position as a supplier of PEEK.

"With the addition of the talented people and assets of Gharda Polymers and MPT, we are able to provide our customers worldwide with the broadest range of high performance polymers solutions than any other supplier in the world," said Roger Kearns, president of Solvay Advanced Polymers.

SOLVAY ADVANCED POLYMERS is member of the Solvay Group.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

GHARDA CHEMICALS, established in 1967, is a research-based company with three manufacturing units. The company has won several national awards in India for technical innovation in the chemical industry and has many firsts in the field of dyestuffs, pesticides, veterinary drugs and polymers.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Solvay Advanced Polymers, L.L.C.
Marla Witbrod
Marketing Communications Manager
Telephone: (US) 770.772.8451
Fax: (US) 770.772.8460
Email: marla.witbrod@solvay.com

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Notes to the Editors:

The term **polymer** covers a large, diverse group of molecules, including substances ranging from proteins to high-performance materials. The polymers manufactured by the Solvay Group include plastics, elastomers and fluids. A polymer is a long chain of atoms, formed through the repetition of an identical molecule - called monomer. This repetition occurs during polymerization, in which many monomer molecules link to each other.

Ultra-high performance polymers are polymers having an extremely high performance profile in terms of thermal, mechanical, and chemical resistance. Such products are typically priced in excess of 50 Euros per kilogram and having annual demand generally in the order of hundreds to thousands of tons.

Amorphous Materials are materials that are comprised of molecules that are arranged in random fashion. With thermoplastics, an amorphous molecular structure often results in certain performance features including toughness, ductility, quite often transparency, and a resistance to warp and dimensional changes in items fabricated from the polymer.

Semi-Crystalline Materials are materials that are comprised of molecules that are arranged either partially or nearly completely in an ordered and structured fashion. With thermoplastics, semi-crystalline and crystalline molecular structures often result in certain performance features including high strength, high stiffness, and generally always opaque appearance.

PEEK is a generic acronym for polyetherether ketone, a class of semi-crystalline ultra-high performance thermoplastics.

Sulfones is a generic term for a family of amorphous high performance polymers based on dichlorodiphenyl sulfone monomer.

PARMAX® is a family of transparent amorphous materials that exhibit a unique combination of strength, stiffness and hardness. Chemical resistance for PARMAX® is comparable to semi-crystalline materials and is unsurpassed by any other transparent polymer.




82-2641

Embargo : May 12, 2006 at 5.40 pm (Brussels time)

SOLVAY MAKES MEUR 75 MILLION CAPITAL GAIN ON SALE OF STAKE IN S.A. FINANCIÈRE KEYENVELD

Solvay announces that its subsidiary Mutuelle Solvay has sold today a shareholding of 49.6% in S.A. Financière Keyenveld to Union Financière Boël.

The transaction price was EUR 94 million and the capital gain for the Solvay group was EUR 75 million. S.A. Financière Keyenveld is an entity of the Solvay group which holds Solvay's stake (6.8%) in S.A. SOFINA.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy ,
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar





PRESS RELEASE
82 - 26



Embargo : May 11, 2006 at 8:30 AM (Brussels Time)

SOLVIN INVESTS EUR 50 MILLION TO CONCENTRATE VINYL PRODUCTION ON GLOBAL SIZE PLANTS, OPTIMIZES LOGISTICS & PRODUCT RANGE

Competitiveness enhanced with larger capacities, innovative products

Solvay announces today that its vinyls joint venture in Europe, SolVin, has invested nearly EUR 50 million to redeploy its manufacturing activity on a limited number of sites whose production capacity will exceed 300,000 metric tons per annum each. This initiative follows the closing of SolVin's vinyl chloride monomer (VCM) and polyvinyl chloride (PVC) plants in Ludwigshafen, Germany, which ceased to operate on January 1, 2006 without causing any forced redundancies.

SolVin has been transferring operations previously carried out in Ludwigshafen to its sites of Martorell (Spain), Jemeppe-sur-Sambre (Belgium) and Rheinberg (Germany). SolVin ensured seamless supply of its customers during the transfer operations. It is now in a position to offer optimal logistic solutions as well as security of supply from its three plants, which are ideally spread throughout Europe.

The redeployment involved the implementation of more competitive production technologies using, among other factors, larger autoclave units and various process improvements. After the extensions which are scheduled to be completed in 2006, the average production capacity of SolVin vinyl plants will be 30% higher than the sector's average in Europe, while their raw material integration will be very well balanced.

SolVin has also innovated in close co-operation with major customers to develop new vinyl resins with enhanced properties which fulfill the requirements of a larger variety of applications. The company has consequently rationalized production and is now focusing its expertise on the manufacturing of carefully selected grades.

SolVin combines the competences of Solvay and BASF in the European vinyls sector. The synergies achieved in know-how and organization, the complementarities of product ranges as well as upstream integration have built up SolVin as a leader on the PVC and PVDC markets. The joint venture has operations in France, Germany, Spain and the Benelux countries and a total annual production capacity of 1.3 million tons of PVC, with nearly 2000 employees. Solvay owns 75% of SolVin and BASF, the remaining 25%.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy ,
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

NOTE TO THE EDITORS:
The Solvay group is one of the world's leading vinyls producer, ranking second in Europe and third globally. In addition to SolVin in Europe, the Group's activities in polyvinyl chloride (PVC) and other products of the vinyl chain span across Asia and Latin America, through the affiliates Vinythai in Thailand and Solvay Indupa in Argentina and Brazil.

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar



82-2681

Embargo: Brussels, 9 May 2006 at 1:00 PM

Excellent results for the Solvay Group in the 1st quarter of 2006

- **Sales** of EUR 2,357 million (+20%) and **operating results** of EUR 293 million (+34%).
- Strong growth in **Pharmaceuticals** activities; growth in the **Chemicals** sector and steady performance by the **Plastics** sector.
- **Net income of the Group** (EUR 238 million) reflecting much less significant non-operating elements than in the 1st quarter of 2005.

Sales in the 1st quarter of 2006 reached EUR 2,357 million, up by 20% compared to the 1st quarter of 2005. Sales were up in all three sectors: Pharmaceuticals (+56%), Chemicals (+13%) and Plastics (+8%).

REBIT (EUR 293 million) improved by 34% in the 1st quarter of 2006 compared to the 1st quarter of 2005. The operating margin (REBIT on sales) reached nearly 13%, up from the 1st quarter of 2005 (11%). The operating results for the Pharmaceuticals sector tripled, those of the Chemicals sector grew by 7% and the Plastics sector recorded a performance comparable (-2%) to that of its excellent 1st quarter 2005.

The **net income of the Group** reached EUR 238 million in the 1st quarter of 2006. It included a net capital gain on the sale of Industrial Foils to Renolit (EUR 103 million) and a negative balance of non-recurring items of EUR 88 million, including EUR 77 million for restructuring costs in connection with implementing steps to achieve the 2010 objectives of the Pharmaceuticals Sector's "INSPIRE[1]" project. The result from the 1st quarter 2005, which included EUR 445 million in results of discontinued operations and a negative balance of non-recurring items of EUR 322 million.

Cash flow[2] for the 1st quarter of 2006 amounted to EUR 357 million and **REBITDA**[3] to EUR 406 million. The **net debt to equity ratio** dropped to 37% at the end of the 1st quarter 2006 compared to 43% at the end of 2005.

Sales for the **Pharmaceuticals Sector**[4] (EUR 672 million) in the 1st quarter 2006 improved by 56% ; they were up in all therapeutic areas, in particular the "cardiometabolic" area including EUR 114 million for fenofibrate, the blockbuster from Fournier Pharma, which exceeded our expectations. Research expenditures (EUR 108 million; 16% of sales) were up significantly in the 1st quarter of 2006. The operating results for the Pharmaceuticals sector were particularly high in the 1st quarter of 2006 and reached EUR 124 million. For the year 2006 overall, the results and the margins for Solvay Pharmaceuticals will improve compared to 2005. The Pharmaceuticals sector is confident in its capacity to meet the objectives set for the year 2010 in the framework of the INSPIRE[1] project.

Sales for the **Chemicals sector** improved 13%. Results (REBIT of EUR 88 million) increased by 7% in the 1st quarter of 2006 compared to the already high level of the 1st quarter of 2005. This performance was possible thanks to the persistence of a good global balance between supply and demand, a strict control of costs and sales prices that were up in certain activities, in particular soda ash and fluorinated specialties, in an environment of increasing energy costs that reached very high levels.

Sales in the **Plastics Sector** improved by 8%. Results (REBIT of EUR 104 million) held steady at a level (-2%) comparable to the exceptional results from the 1st quarter of 2005. Specialties (Specialty Polymers and Inergy Automotive Systems) increased compared to the 1st quarter 2005 due to higher volumes, whereas price increases overall limited the impact of the increase in costs. The Vinyls activities were in line with the 4th quarter 2005 but posted a lower performance compared to the exceptional one from the 1st quarter 2005. The resumption in demand observed for PVC, after a more solid demand than expected for the season, should permit a continuation of price hikes while the prices of ethylene are up significantly.

"The three sectors in the Group have had a very good start in 2006. Overall for 2006, the Solvay group should record higher sales and operating results, taking into account the current macroeconomic conditions."

1 See also comments page 7
2 Net income plus total depreciation
3 REBITDA : REBIT, before recurring depreciation
4 Income from Pharmaceuticals includes results from Fournier Pharma since August 1, 2005.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SOLVAY Group – Summary Financial Information

Millions of EUR (except for per-share figures, in EUR)	1st quarter 2005	1st quarter 2006	1st quarter 2006/ 1st quarter 2005 %
Sales	**1,958**	**2,357**	**+20%**
REBIT	**218**	**293**	**+34%**
Non-recurring items	-322	-88	-73%
EBIT	-104	205	n.s.
Charges on net indebtedness	-20	-22	+10%
Income taxes	+4	-48	n.s.
Discontinued operations	+445	+103	-77%
Net income of the Group	**325**	**238**	**-27%**
Net income (Solvay share)	**320**	**232**	**-27%**
Depreciation and amortization	109	119	+9%
REBITDA	314	406	+29%
Cash flow	434	357	-18%
(per share, in EUR)			
Earnings per share[6]	3.86	2.80	-27%
Net debt to equity ratio	22%	37%	-

Notes on Solvay Group summary financial information

Non-recurring items in the 1st quarter 2006 showed a negative balance of EUR 88 million, including EUR 77 million for costs of rationalizations under way in order to achieve the objectives of the Pharmaceuticals Sector.

Charges on net indebtedness amounted to EUR 22 million, close to those from the 1st quarter 2005. The financial debt is at 71% fixed rates.

Income taxes amounted to EUR 48 million in the 1st quarter 2006, which is a rate of 25% considering the tax credits in Germany and Spain. This tax amount is not comparable to that of the same period from last year, given the creation in 2005 of significant provisions, some of which are not tax-deductible.

Results from **discontinued operations** represent:

- In the 1st quarter 2005, the net capital gain (EUR 443 million) from the sale to BP on January 6, 2005, of Solvay's interests in American and European high-density polyethylene activities, and the net income of the industrial foils activities;
- In the 1st quarter 2006, the net income of Industrial Foils and the net capital gain (EUR 103 million) on the sale in March 2006 of Industrial Foils to Renolit.

The **net income of the Group** was equal to EUR 238 million. The **net earnings per share** in the 1st quarter 2006 amounted to 2.80 EUR, compared with 3.86 EUR for the same period in 2005.

Depreciation amounted to EUR 119 million, up 9% compared to the 1st quarter 2005. **Cash flow** equaled EUR 357 million; it dropped 18% taking into account the evolution of the Group's net income, which reflected much less significant non-operating items than in the 1st quarter of 2005. **REBITDA** amounted to EUR 406 million, up 29%.

Shareholders' equity amounted to EUR 4,175 million at the end of the 1st quarter 2006, up 255 million EUR compared to the end of the year 2005. **Net debt** for the Group as of March 31, 2006 (EUR 1,534 million) was down by EUR 146 million compared to December 31, 2005. The **net debt to equity ratio** was 37%, down by comparison with the end of 2005 (43%).

5 Figures subjected to limited review by Deloitte
6 Calculated on the basis of the weighted average number of shares outstanding after deducting shares purchased to cover stock option programs, or a total of 82,816,924 in the 1st quarter 2005 and 82,723,046 in the 1st quarter 2006.

RESULTS BY SECTOR[7]

Millions of EUR	1st quarter 2005	1st quarter 2006	1st quarter 2006/ 1st quarter 2005 %
GROUP SALES	**1,958**	**2,357**	**+20%**
Pharmaceuticals	430	672	+56%
Chemicals	664	752	+13%
Plastics	864	933	+8%
Non-allocated items	-	-	-
GROUP REBIT	**218**	**293**	**+34%**
Pharmaceuticals	42	124	+195%
Chemicals	82	88	+7%
Plastics	106	104	-2%
Non-allocated items	-12	-22	+83%
GROUP REBITDA	**314**	**406**	**+29%**
Pharmaceuticals	56	148	+164%
Chemicals	119	129	+8%
Plastics	148	148	-
Non-allocated items	-9	-19	+111%

7 Results by sector include the results of the three sectors of the Group as well as non-allocated items.

IFRS FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

In millions of EUR *(except for per share figures, in EUR)*	1st quarter 2005	1st quarter 2006
Sales	**1,958**	**2,357**
Cost of goods sold	-1,326	-1,523
Gross margin	**632**	**834**
Commercial and administrative costs	-315	-390
Research and development costs	-93	-143
Other operating gains & losses	1	-2
Other financial gains & losses	-7	-6
REBIT	**218**	**293**
Non-recurring items	-322	-88
EBIT	**-104**	**205**
Charges on net indebtedness	-20	-22
Income taxes	4	-48
Discontinuing operations	445	103
Net income of the Group	**325**	**238**
Minority interests	-5	-6
Net income (Solvay share)	**320**	**232**
Earnings per share *(in EUR)*	3.86	2.80
Diluted income per share (*) *(in EUR)*	3.84	2.79

(*) calculated on the number of shares diluted by awarded stock options

CONSOLIDATED CASH FLOW STATEMENT

In millions of EUR	1st quarter 2005	1st quarter 2006
EBIT	-104	205
Depreciation and amortization	109	119
Changes in working capital	-238	-236
Changes in provisions	425	67
Income taxes paid	-7	-32
Others	-137	-52
Cash flow from operating activities	**48**	**71**
Acquisition/sale of investments	935	263
Acquisition/sale of assets	-64	-77
Income from investments	0	0
Changes in financial receivables	-7	3
Effect of changes in method of consolidation	7	0
Cash flow from investing activities	**871**	**189**
Increase/decrease of capital	-800	0
Acquisition/sale of own shares	25	-21
Changes in borrowings	4	50
Charges on net indebtedness	-21	-22
Dividends	-78	-75
Cash flow from financing activities	**-870**	**-68**
Net change in cash and cash equivalents	**49**	**192**
Currency translation differences	10	-3
Opening cash balance	1,406	457
Ending cash balance	**1,465**	**646**

CONSOLIDATED BALANCE SHEET

In millions of EUR	At 31 December 2005	At 31 March 2006
Non-current assets	**7,051**	**7,091**
Intangible assets	770	785
Consolidation differences	1.079	1,077
Tangible assets	3,784	3,741
Other investments	706	764
Deferred tax assets	510	527
Financial receivables and other non-current assets	202	197
Current assets	**4,189**	**4,151**
Inventories	1,162	1,149
Trade receivables	1,703	1,786
Income tax receivables	143	129
Other receivables	427	441
Cash and cash equivalents	449	646
Assets to be sold	305	0
TOTAL ASSETS	**11,240**	**11,242**
Total Shareholders' equity	**3,920**	**4,175**
Capital and reserves	3,774	4,023
Minority interests	146	152
Non-current liabilities	**3,496**	**3,557**
Long-term provisions	2,310	2,328
Deferred tax liabilities	154	154
Long-term financial debt	984	1,023
Other non-current liabilities	48	52
Current liabilities	**3,824**	**3,510**
Short-term provisions	209	240
Short-term financial debt	1.145	1,156
Trade liabilities	1.278	1,136
Income tax payable	161	184
Other current liabilities	883	794
Liabilities linked to assets to be sold	148	0
TOTAL EQUITY AND LIABILITIES	**11,240**	**11,242**

** The Group does not expect a significant impact on its financial statements following the introduction, on January 1, 2006, of the IFRIC4 ("International Financial Reporting Interpretations Committee 4" which aims at "determining if an agreement contains a leasing agreement").*

STATEMENT OF CHANGES IN EQUITY

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to shareholders' equity	Share-holders' equity	Minority interests	Total equity
Book value at the end of the period (12/31/2005)	**1,270**	**18**	**2,721**	**-131**	**-283**	**179**	**3,774**	**146**	**3,920**
Income for the period			232				**232**	**6**	**238**
Cost of stock options			1				**1**		**1**
Dividends									
Changes in exchange rates					-25		**-25**		**-25**
Acquisition/sale of own shares				-21			**-21**		**-21**
Net gains and losses not recorded in the income statement						63	**63**		
Increase of capital									
Other			-1				**-1**		**-1**
Book value at the end of the period (03/31/2006)	**1,270**	**18**	**2,953**	**- 152**	**-308**	**242**	**4,023**	**152**	**4,175**

RESULTS BY SECTOR[7]

The following table indicates sales without elimination of sales between sectors as well as results by segment including non-recurring items (EBIT).

Millions of EUR	1st quarter 2005	1st quarter 2006	1st quarter 2006/ 1st quarter 2005 %
GROUP SALES	**2,105**	**2,507**	**+19%**
Pharmaceuticals	430	672	+56%
Chemicals	724	821	+13%
Plastics	951	1,014	+7%
Non-allocated items	-	-	-
GROUP EBIT	**-104**	**205**	**n.s.**
Pharmaceuticals	30	42	+40%
Chemicals	78	50	-35%
Plastics	108	104	-4%
Non-allocated items	-319	9	n.s.

PHARMACEUTICALS SECTOR

Strategic developments

- ***Acceleration of strategic transformation of the Pharmaceuticals sector : integration of Fournier Pharma and Solvay Pharmaceuticals***

Since August 1, 2005 the sector has benefited from results of Fournier Pharma. This transaction added a significant product line for treatment of dyslipidemia to Solvay's cardiology marketing and research, making this new cardiometabolic area the primary therapeutic axis for Solvay. The key drug, fenofibrate, marketed under the names TriCor® in the USA and Lipanthyl® elsewhere in the world, is already a blockbuster, exceeding our expectations.

With this acquisition, Solvay Pharmaceuticals defined a strategy of integration and transformation of its organization (Project INSPIRE). The Pharmaceuticals sector hopes to reach an average growth in sales[8] of higher than 7%[9] per year and an operating margin of 20% by the year 2010. To do this, in allocating its research and development resources, the sector is putting a priority on a limited number of selected therapeutic areas: cardiometabolic, neuroscience, flu vaccines and pancreatic enzymes; in gastroenterology and women's and men's health, the priority will continue to be placed on maintaining presence in the market, especially of existing and well-entrenched drugs. The sector also set as a goal of gradually implementing annual cost savings of EUR 300 million by the year 2010, by optimizing the global structure of its organization both on the geographic and functional levels. The implementation of this savings plan, begun in the 4th quarter of 2005, continues as announced. The Pharmaceuticals goals are well on their way to being realized.

In terms of R&D and expansion of activities, important steps are under way :

- bifeprunox, a treatment for schizophrenia, has entered an important phase. As previously announced, Solvay and its partner in the USA, Wyeth Pharmaceuticals, plan to submit a registration application to the FDA (for the US market) within the next several months.
- In the area of fenofibrates, Solvay Pharmaceuticals decided to accelerate the R&D efforts for development of new products to add to TriCor®/Lipanthyl®. Also, it should be remembered that the results communicated from the FIELD[10] study demonstrated favorable clinical effects in type-2 diabetics without cardiovascular histories. It also showed that fenofibrate has favorable micro-vascular (eye and kidney) and macro-vascular effects combined, opening the path to new uses of fenofibrate, alone and in combination, and that fenofibrate is generally well tolerated when it is used alone or in combination with statins. Solvay Pharmaceuticals is developing several combinations of this type, including Dualtis (a combination of fenofibrate and metformin), which is in Phase III of clinical research and which is expected to be the subject of an application for registration in Europe in 2006.
- Solvay Pharmaceuticals also concluded, as of the 1st quarter 2006, new agreements to increase the geographic expansion of AndroGel® in Latin America, in several countries in Asia, for all African countries and for five additional European countries (France, Belgium, the United Kingdom, Spain and Greece).
- Also, validation of the new cell-based flu vaccine unit is nearly finished and should be completed in the next several weeks. This new installation will also permit production of a vaccine against bird flu. In the United States, Solvay Pharmaceuticals obtained a large subsidy (USD 298 million) from the American department of Health and Human Services or HHS for development of a cell-based flu vaccine and the design of a production unit for vaccine production for the American market.

---

8 Based on proforma sales of 2004 including Fournier Pharma, or 2,338 million EUR
9 Above the industry average estimated at 7%
10 "Fenofibrate Intervention and Event Lowering in Diabetes", the most extensive study to date for prevention of cardiovascular diseases among diabetics.

Key figures

Sales by principal product

In millions of EUR	2005[11]	1st quarter 2005	1st quarter 2006	1st quarter 2006/ 1st quarter 2005 %
PHARMACEUTICALS SECTOR	**2,270**	**430**	**672**	+56%.
CARDIOMETABOLIC	**434**	**54**	**187**	+246%
Fenofibrate	185	-	114	-
Teveten®	91	20	23	+15%
Physiotens®	52	13	15	+15%
Aceon®	19	5	6	+20%
NEUROSCIENCE	**376**	**87**	**112**	+29%
Serc®	122	27	40	+48%
Marinol®	84	21	25	+19%
Luvox®	80	18	22	+22%
INFLUENZA VACCINES	**128**	**13**	**18**	+38%
Influvac®	100	6	12	+100%
PANCREATIC ENZYMES (Creon®)	**162**	**36**	**47**	+31%
GASTROENTEROLOGY	**401**	**87**	**106**	+22%
Pantoloc®	166	31	45	+45%
Duspatal®	58	21	23	+10%
WOMEN'S AND MEN'S HEALTH	**517**	**109**	**152**	+39%
Androgel®	239	47	68	+45%
Estratest®	91	21	21	0%
Prometrium®	71	15	19	+27%

Comments

Results from the **Pharmaceuticals sector** have included results from Fournier Pharma since August 1, 2005.

- Sales for the Pharmaceuticals sector in the 1st quarter 2006 improved by 56% and reached EUR 672 million.

  In a context of pressures on prices, sales in Europe increased primarily due to integration of Fournier Pharma. Also, sales improved in North America (+76%) and reached a record in exports, among others in emerging countries and Russia.

  All the therapeutic areas made progress. Sales in the cardiometabolic area included in 2006 the revenues from fenofibrate (TriCor®, Lipanthyl®) (EUR 114 million) from Fournier Pharma. Note that Abbott's sales of TriCor® 145mg NFE United States reached USD 205 million, up 20% compared to the 1st quarter 2005, confirming the excellent performance of this product. Sales of Teveten® were up 15%. Neuroscience improved 29% due to the marked growth of Serc® (+48%) and Marinol® (+19%). Flu vaccines improved by 38%, taking into account that the vaccination campaigns in the southern hemisphere take place in different seasons from those of our traditional campaigns in Europe. Pancreatic enzymes (Creon®) were up by 31%. Gastroenterology and women's and men's were up by 22% and 39% respectively.

- **Research** efforts (EUR 108 million; 16% of sales) were up significantly in the 1st quarter 2006, given the importance and acceleration of certain research projects in the neuroscience and cardiometabolic areas, in particular the more rapid development of new products to add to Tricor®/Lipanthyl® to reinforce the value of the fenofibrate franchise.

- **Operating results** in the Pharmaceuticals sector are particularly high and amounted to EUR 124 million, including a capital gain (EUR 17 million) on the sale of Estrogel®, female hormone treatment in the United States. The implementation of the plan to achieve annual savings of EUR 300 million by the year 2010 is continuing as planned and restructuring costs (EUR 77 million) were recorded in the 1st quarter 2006. It should also be recalled that results from the 1st quarter of 2005 (EUR 42 million) included compensation from Barr (EUR 8 million) and the results on the transfer of minor products (EUR 12 million).
  The operating margin of the Pharmaceuticals sector in the 1st quarter 2006 reached 18% compared to 10% in the 1st quarter 2005 and 13% overall for 2005.

11 Including five months of sales by Fournier Pharma (EUR 265 million). Excluding Fournier Pharma, Solvay Pharmaceuticals' sales would have increased by 15%.

Overall for 2006, results and margins for Solvay Pharmaceuticals will improve compared to 2005, reflecting the announced savings (EUR 75 million in 2006), the very good performance of the fenofibrates, and the increased research efforts (budget of EUR 413 million forecast for 2006, +18% compared to 2005). This is despite the expiration of the marketing rights on Pantoloc® in Canada in May 2006, for which sales reached EUR 166 million in 2005 and EUR 45 million in the 1st quarter 2006. The Pharmaceuticals sector is confident in its capacity to realize the objectives set for the year 2010 related to the "Inspire" project.

CHEMICALS SECTOR

Strategic Developments

- ***Parallel to consolidation in Essential products, creation of new opportunities to sustain growth by development of Specialties and geographic expansion.***

The decision to develop activities in Asia took concrete form with the announced construction of a fluoride specialties plant in Korea designed to serve high-growth markets in this region of the world, such as semi-conductors and liquid crystal displays (LCDs), and the creation of a joint venture in China for ultra-pure hydrogen peroxide. In addition, negotiations with NCI/Sinopec for soda ash in China are taking place.

Also noteworthy were: in hydrogen peroxide, construction underway on a mega-plant (230 kt/year) in partnership with BASF and Dow at Antwerp to support production of propylene oxide, startup of a capacity expansion in Finland in the 1st quarter of 2006, and plans for a new site in Chile. In bicarbonate, a specialty designed for a wide range of high-growth applications (environmental protection, pharmaceuticals and dietary supplements, etc.) an announced expansion of capacity in Germany; and in barium and strontium carbonates, creation of a joint venture with CPC (USA) for technical grades.

The acquisition in August 2005 of a majority holding (74%) in the German company Girindus reinforced the competences of the Group in the area of organic molecules designed for high-tech markets. Following this acquisition, the sector created a new Strategic Business Unit named Molecular Solutions combining Girindus with Peptisyntha (peptide synthesis), the fluorides organic chemistry business and Solvay Specialties France's fine chemicals production units. This new SBU should quickly become financially self-sufficient and achieve the critical mass necessary for these activities.

Finally the Chemicals Sector is paying particular attention to developments in the energy environment linked to a general increase in gas and electricity prices. Process technology leadership, strong industrial infrastructure, cogeneration units and a strategy of utilizing medium- to long-term contracts have the effect of attenuating the impact of these factors. As permitted by the market conditions for each SBU, price increases are negotiated to offset these impacts.

Key figures

(in millions of EUR)	Sales				REBIT change
	2005	1st quarter 2005	1st quarter 2006[12]	1st quarter 06/ 1st quarter 05 %	1st quarter 06/ 1st quarter 05
CHEMICALS	**2,785[12]**	**664**	**752**	**+13%**	**+7%**
Minerals cluster[13]	1,223	293	318	+9%	↗
Electrochemistry and fluor chemicals cluster	1.099	261	297	+14%	↗
Oxygen cluster[14]	453	110	121	+10%	↘

Comments

- ***Progress of Chemicals activities due to globally favorable market conditions, in an environment of marked increases in energy costs.***

Sales for the **Chemicals sector** improved 13%. Results (REBIT of EUR 88 million) increased by 7% in the 1st quarter of 2006 compared to the already high level of the 1st quarter of 2005. This performance was possible due to the persistence of a good global balance between supply and demand, a strict control of costs and sales prices that were up in certain activities, in particular soda ash and fluorinated specialties, in an environment of increasing energy costs that reached very high levels.

12 Including the Molecular Solutions SBU
13including the Soda Ash and Derivatives, Barium and Strontium Carbonates, and Advanced Functional Materials SBUs
14including the Hydrogen Peroxide, Detergents and Caprolactones SBUs

- **Soda ash** activities improved due to sustained demand and rising prices in the context of very high energy costs. Specialty derivatives of soda ash, bicarbonate in particular, witnessed an acceleration in their growth due to development of a portfolio of products and geographic expansion.
- Volumes of **Caustic soda** remain high. However, despite prices holding at high levels, the increase in energy cost is put pressure on the margins.
- Results from **Fluor products** reflected strong progress due to increase in volume and price of the principal products for refrigeration including Solkane® 134a and to the increase in sales of Solkane® 365mfc, a product used in insulation.
- Results of **Hydrogen peroxide** eased slightly in a favorable market context; the high level of energy costs, in particular in Europe, was not compensated for by price.

  Concerning the American proceedings relating competition law in the area of peroxides before 2001, Solvay concluded an agreement with the US Department of Justice and agreed to pay a fine of EUR 35 million, which had been reserved for in the 4th quarter of 2005.
  Concerning the European proceedings relating competition law in the area of peroxides dating back to the end of the nineties, European Commission has imposed a fine in the aggregate of EUR 193 million[15], covered by the reserves constituted in 2004 and 2005.

PLASTICS SECTOR

Strategic Developments

- ***Enriching the portfolio and capitalizing on our strengths.***
  Transfer of Industrial Foils with recording of a net capital gain of 103 million EUR[16].

The Plastics sector was characterized in part by the development of Specialties: Specialty Polymers and Inergy Automotive Systems, a 50/50 joint venture with Plastic Omnium in fuel systems. These growing and high-added-value activities have become among the principal contributors to the Group's results.

In Specialty Polymers, the Group is reinforcing its research and proceeding with capacity expansions in order to meet the growing demand for these high-added-value products. It is also implementing structural projects in the United States and Asia, including the opening of a new Technical Center in Shanghai, in China and two recent acquisition agreements: for the plastics division of Gharda in India, which among other things provides access to the very-high-performance polymer PEEK, and for Mississippi Polymer Technologies, a start-up company that launched PARMAX®, a new family of specialty materials with unique characteristics. All of these products are designed for markets such as electronics, aerospace, medical and automobile applications. Also, Solvay concluded an agreement in principle with Umicore in order to combine efforts of the two groups for research, development, production and marketing of membrane-electrode assemblies and associated compounds, designed for application in fuel cells.

On the other hand, strong leadership, targeted growth and continuous reinforcement of competitiveness remain the priorities for the activities in the Vinyls area. It is in this framework that the Thai subsidiary Vinythai doubled its capacity (salt/chlorine/EDC/VCM), and a capacity expansion for VCM and PVC started up in Brazil. Asia and Mercosur constitute, alongside Europe, important areas of growth for vinyl activities. In Europe, the competitive position of Solvin was reinforced with the closing of the Ludwigshafen unit on January 1, 2006 and the transfer of capacities to other units.

Key figures

(in millions of EUR)	Sales[17]				REBIT change
	2005	1st quarter 2005	1st quarter 2006	1st quarter 06/ 1st quarter 05 %	1st quarter 06/ 1st quarter 05
PLASTICS	**3,507**	**864**	**933**	**+8%**	**-2%**
Specialty Polymers and Inergy Automotive Systems	1,610	369	450	+22%	↗
Vinyls cluster [18]	1,897	495	483	-2%	↘

15 The amount includes EUR 26 million for Solvay Solexis SA (Ausimont SpA before 2002), jointly and severally with Edison SpA.
16 After the sale in 2005 of rigid sheet to Ineos, the Group finalized the sale of other industrial films to Renolit in March 2006 for a price of 330 million EUR. The net capital gain on this sale is recorded under the heading "discontinued operations" in 2005 and 2006.
17 Restated figures : without the industrial films (carried in "discontinued operations" following the announcement of their transfer in 2005) and following elimination of the Performance Compounds SBU whose activities are consolidated in the Specialty Polymers (Polyolefins compounds) and Vinyls SBUs (PVC compounds) since 01/01/2006.
18 Including the Vinyls and Pipelife (pipes and fittings) SBUs

Comments

- ***Growth in Specialties and resilience of the Vinyls area.***

  Sales in the Plastics Sector improved by 8%. Results (REBIT of EUR 104 million) held steady at a level (-2%) comparable to the exceptional results from the 1st quarter of 2005.

  - **Specialty Polymers**, among the major contributors to the Group's results, witnessed a very strong increase in sales in the 1st quarter 2006 due to volumes and prices, which overall were on the rise. Sales were particularly high in certain markets such as petroleum drilling, telecommunications, semiconductors, automotive and medical applications. Sales also increased sharply in Asia where the commercial presence was reinforced. Results were strong despite the negative effects of raw material costs, which remain high. R&D efforts (6% of sales) remained very steady to continue to meet the growing demand for new high-performance polymers.

    Results from **Inergy Automotive Systems** saw a significant increase in the 1st quarter 2006. Volumes (3.5 millions fuel systems in the 1st quarter 2006) were up by 6% compared to the 1st quarter 2005, due to the success of certain models and a favorable geographic diversification, especially in Asia, Mercosur and Eastern Europe. This increase is greater than that of general automotive markets, in which certain manufacturers are showing signs of a slowdown. Also, costs of raw materials remained a pressure factor.

  - Results from **Vinyls** in the 1st quarter 2006 were down compared to the exceptional level of the 1st quarter 2005 due to the spreads that globally were lower; this was despite the high volumes in Mercosur and in Europe. Results, however, have remained good compared to the 4th quarter 2005. During the 1st quarter 2006, the demand, which was greater than expected for the season, enabled a gradual increase in prices in Mercosur and, starting in February, in Europe. During the 2nd quarter of 2006, the robust demand should permit new price hikes, while the price of ethylene is up sharply. In Asia, the imbalance between supply and demand is still weighing on prices and spreads while increases seem to be emerging.

    At **Pipelife**, increased sales volumes for pipes and fittings compared to 2005, good geographic diversification and development of a product mix and certain innovative specialties promoted price hikes. This, along with numerous cost-cutting measures, permitted a significant improvement in results for the activity.

REMARKS

Deloitte have conducted a limited review of the quarterly consolidated situation that closed on 31 March 2006. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the intermediate statements.

Key dates for financial communications

- Tuesday, 16 May 2006: payment of the balance of the dividend in respect of 2005
- Friday, 28 July 2006 (at 8:00 a.m.): publication of results for the 6 months of 2006
- Friday, 27 October 2006 (at 8:00 a.m.): publication of results for the 9 months of 2006
- Friday, 15 December 2006 (at 8:00 a.m.): announcement of the interim dividend relating to 2006

For more information : Solvay Investor Relations,
Tel. 32-2-509.60.16, Fax. 32-2-509.72.40
E-mail : investor.relations@solvay.com, Website : www.solvay-investors.com

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PRESS RELEASE

82-26891

RECEIVED
2006 OCT 25 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Embargo: May 4, 2006 at 5:00 PM (Brussels time)

SOLVAY PHARMACEUTICALS AWARDED $298 MILLION, FIVE-YEAR CONTRACT BY U.S. DEPARTMENT OF HEALTH & HUMAN SERVICES FOR FLU PANDEMIC PREPAREDNESS

Contract Covers Development of Cell-Based Influenza Vaccines and Planning for a U.S. Manufacturing Facility

Solvay Pharmaceuticals announced today that it was awarded a $298 million, five-year contract from the United States Department of Health and Human Services (HHS) to develop cell-based influenza vaccines and plan for domestic manufacturing capacity in the U.S.

The milestone-based contract, awarded to Solvay Pharmaceuticals in the U.S., covers the development and testing of new influenza vaccines including pandemic vaccines that are produced using cell-based technology and the development of a master plan to manufacture, formulate, fill and package annual and pandemic influenza vaccines in a new U.S.-based facility. Other activities that will be supported by the award include the submission of an Investigational New Drug (IND) application, pre-clinical and clinical studies for seasonal and pandemic-like vaccines, adjuvant development and a Biologics License Application (BLA) allowing for the distribution and marketing of influenza vaccines in the U.S. The award also includes funding to support development and design costs associated with establishing a new U.S.-based influenza vaccine manufacturing facility.

"Cell-based influenza vaccines can play an important role in pandemic preparedness and provide an alternative to existing technologies designed to prevent the seasonal flu," said Werner Cautreels, Ph.D., CEO of Solvay Pharmaceuticals. "Solvay Pharmaceuticals' 50-year heritage in the influenza vaccine business and 15 years of experience in researching and developing cell-based influenza vaccines uniquely position us to fulfill the requirements of this contract."

"Our expertise gained from building our new commercial scale, cell-based influenza vaccine manufacturing facility in The Netherlands provides a strong foundation for the development of a similar facility in the U.S." said Cautreels. "We look forward to working closely with the U.S. government to ensure access to our influenza vaccine technology for the American public."

Solvay Pharmaceuticals, Inc., of Marietta, Georgia is the U.S. subsidiary of Solvay Pharmaceuticals. For more information, visit www.solvaypharmaceuticals-us.com.

Solvay Pharmaceuticals is a research driven group of companies that constitute the global pharmaceutical business of the Solvay Group. The company seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, gastroenterology, specialized markets and men's and women's health. Its 2005 sales were EUR 2.3 billion and it employs approximately 10 000 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It operates in more than 50 countries, with some 30,000 employees. In 2005 its consolidated sales amounted to EUR 8.6 billion, generated by its three sectors of activity: Chemicals, Plastics and Pharmaceuticals. Solvay SA is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS
Neil Hirsch
Representative, Public Affairs
Telephone: +1/770/578-2170
E-mail: neil.hirsch@solvay.com
www.solvaypharmaceuticals-us.com

Gabrielle Braswell
Assistant Director, Public Affairs
Telephone: +1/770/578-5637
E-mail: gabrielle.braswell@solvay.com

Puck Bossert
Director, Pharmaceuticals Communications
Telephone: +31/294-477469
E-mail: puck.bossert@solvay.com

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NOTES TO THE EDITOR

Solvay Pharmaceuticals was the first influenza vaccine provider in the world to receive approval from a regulatory authority for continuous cell line technology used in the prevention of influenza. This cell-based vaccine was licensed by the Dutch authorities in 2001. This new technology adds flexibility and efficiency to the current production method using a continuous cell line rather than chicken eggs. This provides better control of product quality and increased responsiveness (surge capacity), in the event of an influenza pandemic. Furthermore, this state-of-the-art production technology is not dependent on chicken egg supply logistics or the ability of the virus to sufficiently grow in chicken eggs. The goal of the contract award is to generate the capability in the U.S. to produce at least 150 million doses of pandemic vaccine within six months of the start of a pandemic.

As part of this award, the company will plan for the establishment of a state-of-the-art cell-based vaccine facility in the U.S. using experience gained in constructing and validating its new biosafety level 3 cell culture manufacturing, filling and packaging facilities in The Netherlands.

In June 2005, the company announced it had submitted a master file (MF) to the U.S. Food and Drug Administration (FDA) for its cell-derived influenza vaccine. On November 16, 2005, the company also presented an overview of its development of its cell-based production process to the FDA Vaccines and Related Biologics Advisory Committee. The company plans to file an IND later this year and will initiate human clinical trials using commercial scale vaccine from its state-of-the-art cell-based vaccine facility in The Netherlands.

Solvay Pharmaceuticals has been a major worldwide supplier of influenza vaccines since the late 1940s and is an innovator in this area. The European-based Business Group Influenza unit of Solvay Pharmaceuticals currently manufactures and markets an egg-derived influenza vaccine in 58 countries worldwide; however, this product is not approved for use in the U.S.

Photos and b-roll of the company's new cell-based vaccine facility in The Netherlands are available upon request. Contact Puck Bossert at +31/294-477469 or puck.bossert@solvay.com.


PRESS RELEASE


Embargo : May 3, 2006 at 11:30 AM (Brussels Time)

SOLVAY CONSIDERS APPEALING EC DECISION ON PEROXYGEN COMPETITION CASE

Solvay was informed today about a European Commission decision to impose a fine in the aggregate of EUR 193 million on the Solvay Group in relation with a cartel in the peroxygen sector in the European Union, dating back to the end of the nineties. The amount includes EUR 26 million for Solvay Solexis SA (Ausimont SpA before 2002), jointly and severally with Edison SpA.

The reserves constituted in 2004 and 2005 on the basis of our understanding of the European Commission's statement of objections cover the amount of the fine. Consequently the fine will not affect the Q1 06 results that will be announced on May 9th 2006, nor 2006 results as a whole.

Solvay has been actively co-operating with the European Commission in the course of its enquiry. Despite the frankness of its timely co-operation with the Commission, the Group believes that the sanction does not seem to integrate appropriately the arguments put forward by Solvay. Consequently, Solvay considers the fine as excessive and will analyze the decision with the intention to challenge it before the EU Tribunal of first instance in Luxembourg.

This situation results from reprehensible behaviour of some individuals and is in contradiction with the rules and policies of the Group and its Board. Solvay condemns illicit cartels and is committed to healthy competition. Solvay has reinforced its internal compliance program aimed at ensuring complete conformity with competition law.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. In 2005, sales of Peroxygen activities worldwide amounted to 418 MEUR. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy ,
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com



PRESS RELEASE

82-2691

Embargo : April 3, 2006 at 2:30 PM (Brussels Time)

SOLVAY CLOSES SALE OF INDUSTRIAL FOILS BUSINESS TO RENOLIT

SOLVAY SA announces today that it has closed on March 31st the sale of its Industrial Foils business to RENOLIT AG, following the relevant social procedures and approval of the European competition authorities (see press release of February 23, 2006). The activities concerned include the production, marketing and sales of plastic foils.

As already announced, the agreed price of the transaction between SOLVAY and RENOLIT is EUR 330 million.

RENOLIT A.G. is an international leader in the manufacture of high-quality thermoplastic films for the purpose of surface finishing and for other technical applications. This independent family-run business, which has been setting benchmarks for quality and innovation for 60 years, now employs a workforce of 4,000 employees at its 30 locations. The RENOLIT brand enjoys a worldwide reputation for technical expertise, modern product design and customer-orientated service. (www.renolit.com)

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :

Martial Tardy ,
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

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Dit persbericht is ook in het Nederlands beschikbaar



PRESS RELEASE

82-2681

Embargo: March 15, 2006 at 8:30 AM (Brussels time)

SOLVAY PHARMACEUTICALS SIGNS ADDITIONAL AGREEMENT TO GET MAXIMUM GLOBAL EXPANSION FOR ANDROGEL®

Leading male hormone treatment now comes to market on five continents

Solvay Pharmaceuticals today announces the signing of additional agreements for important geographical expansions to one of its top selling products AndroGel® with the pharmaceutical company Besins International. AndroGel® is market leader in the segment of Testosterone Replacement Therapy (TRT) and one of Solvay's solid performers; in 2005 Solvay sales exceeded EUR 235 million Euro in the USA, Canada and Germany.

Solvay Pharmaceuticals now acquires exclusive distribution rights for Latin America (including Brazil and Argentina), for several countries in Asia and for all African countries. Semi-exclusive rights are now acquired for five additional European countries (France, Belgium, UK, Spain, Greece).

"Solvay is very pleased with this second major geographical expansion for Androgel®, which is in line with the Group's policy to globalize our marketing efforts for key products", said Sjirk Kok, Senior Vice President Global Product Strategy for Solvay Pharmaceuticals. "There is a real clinical unmet need for an easy to apply treatment for testosterone deficiency or hypogonadism, a troublesome male condition, and the profile of AndroGel® is matching that need perfectly", he added.

AndroGel® is a once-daily, odorless, topical 1% testosterone gel used to treat men with deficiency or absence of testosterone (called hypogonadism). Symptoms of Low testosterone levels include low sex drive, reduced lean body mass, decreased bone mineral density, depressed mood and fatigue.

SOLVAY PHARMACEUTICALS (www.solvaypharmaceuticals.com) is a research driven group of pharmaceutical companies that constitute the global pharmaceutical business of the Solvay Group. Seeking to fulfill carefully selected, unmet medical needs in the therapeutic areas of neuroscience, cardio-metabolic, influenza vaccines, pancreatic enzymes, gastroenterology and men's and women's health. Solvay Pharmaceuticals employs about 13,000 people worldwide after the acquisition of Fournier Pharma in 2005.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It is present in more than 50 countries and employs some 30,000 people in its Chemicals, Plastics and Pharmaceuticals activities. Including Fournier Pharma, its 2005 sales amounted to EUR 8.6 billion. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com .

For further information please contact;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS
Robert van Bijlert
Pharmaceuticals Communications
Telephone: +31 (0) 294 479 577
Fax: +31 (0) 294 477 112
E-mail: robert.vanbijlert@solvay.com

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PRESS RELEASE

82-26291

Embargo : March 14, 2006 at 6:00 PM (Brussels Time)

SOLVAY STATEMENT ON SETTLEMENT WITH US COMPETITION AUTHORITY

Solvay announced today that it had reached agreement with the United States Department of Justice, in which it admitted to anticompetitive practices concerning the price of two peroxygen products (hydrogen peroxide for the time period from 1998-2001 and sodium perborate in 2000 and 2001).

Under the terms of the agreement, Solvay agreed to pay a fine of some EUR 35 million (USD 40.9 million). The Group established reserves necessary to expense this item in 2005.

Solvay condemns illicit cartels and is committed to healthy competition based exclusively on competitiveness, innovation and the quality of the products and services.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy ,
Corporate Press Officer
SOLVAY S.A. ,
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

PRESS RELEASE


umicore

Embargo: March 8, 2006 at 8:00 (Brussels time)

UMICORE, SOLVAY JOIN FORCES TO DEVELOP AND SUPPLY CORE TECHNOLOGY FOR FUEL CELL INDUSTRY

Two major European Groups in Joint Venture for Membrane Electrode Assemblies (MEA)

Umicore and Solvay have reached an agreement in principle to join forces in the research, development, production and sales of Membrane Electrode Assemblies (MEA) and related compounds, to be used in Fuel Cell (FC) applications.

The 50-50 percent joint venture (JV), named SolviCore, will be based in Hanau, at Umicore's main R&D site in Germany. It is expected to become fully operational on 1 July 2006 and will employ 34 people in the first stage of its development.

Umicore and Solvay, two world-scale industrial groups which respectively enjoy a global leading position in precious metals catalyst and polymer membrane technology, have the ambition to play a major role in this emerging technology. In the JV they will assemble electrocatalysts with polymer membranes to develop and manufacture the Membrane Electrode Assembly, the reactor where hydrogen reacts with oxygen to generate electricity.

"We are excited by this partnership, as Umicore and Solvay's strengths are very complementary and this creates the opportunity to progress much faster than we could have on our own," Umicore Chief Executive Officer Thomas Leysen said.

"This alliance is unprecedented," commented Aloïs Michielsen, Chairman of the Executive Committee of Solvay. "For the first time ever, two major European groups will combine their innovation skills and know how in a R&D venture for the development of fuel cell technologies; we are proud to contribute thereby to the development of realistic and environmentally friendly alternatives to fossil fuels."

The parent companies will continue their respective activities in catalysts and membranes in full ownership, outside of the JV.

Fuel cell technology is based on the catalytic transformation of fuel (hydrogen, methanol,..) -- via chemical reaction with oxygen -- into electricity, heat and water. It is likely to become the new energy technology in the medium and long term future for a wide variety of portable (for example batteries), stationary (for example power and heating cogeneration) and automotive applications.

UMICORE is a materials technology group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units. The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 6.6 billion in 2005 and currently employs some 14,000 people. Details are available at www.umicore.com

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs some 30,000 people in 50 countries. In 2005 its consolidated sales amounted to EUR 8.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact:

At Solvay:

Martial Tardy (media)
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

At Umicore:

Tim Weekes (investor relations)
Tel: 32 2 227 73 98
E-mail: tim.weekes@umicore.com

Geoffroy Raskin (investor relations)
Tel: 32 2 227 71 47
E-mail : geoffroy.raskin@umicore.com

Eddy Cornelis (media)
Tel : 02 227 70 64 or 0032 475 84 00 94
E-mail : eddy.cornelis@umicore.com

Bart Crols (media)
Tel: 02 227 71 29 or 0032 476 980 121
E-mail: bart.crols@umicore.com

NOTE TO THE EDITORS

The MEA is the core of the fuel cell: it consists of a membrane which separates the electrode-catalyst material coated on both surfaces of the membrane to allow for the chemical transformation of fuel into electricity. The catalytic process on the anode (oxidation of fuel) and the cathode (reduction of oxygen) sides of the membrane generate electricity, heat and oxidation waste products. Mainly methanol (portable applications) and hydrogen (stationary and automotive applications) are used as fuel. The advantages of the fuel cell-technology are the higher energy yield and density and in the case of automotive, generates water as a waste product.

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PERSMEDEDELING
SOLVAY

82-2691

Embargo : 23 februari 2006 om 11 u 30 (Brusselse tijd)

EUROPESE COMMISSIE KEURT DE VERKOOP VAN SOLVAY'S INDUSTRIËLE FOLIES AFDELING AAN RENOLIT

SOLVAY NV heeft nota genomen van de goedkeuring door de mededingingsautoriteit van de Europese Commissie voor de verkoop van de afdeling Industriële Folies aan RENOLIT AG. De verkoop heeft betrekking op de productie, marketing en verkoop van kunststoffolies. De 'closing' is nu voorzien in de komende weken, afhankelijk van de betrokken sociale procedures.

De goedkeuring van de Europese Commissie was afhankelijk van de overdracht van twee SOLVAY productie-eenheden die de markt voorzien van vinyl Flexible Technical Foils (FTF). Deze worden onder andere gebruikt voor de vervaardiging van kantoorbehoeften, zelfklevende tapes en stickers, verpakkingsonderdelen of filmschermen.

De betrokken productie-eenheden staan in Liancourt, Frankrijk en Enkhuizen, Nederland. Er werken ongeveer 300 mensen op een totaal van de 2.200 werknemers, die werkzaam zijn bij alle bedrijven die betrokken zijn bij de verkoop van activiteiten door Solvay aan RENOLIT.

RENOLIT AG, zal – met de ondersteuning door een gevolmachtigde aangewezen door de Europese Commissie – belast zijn met deze overdrachten die moeten gescheiden op basis van duurzaamheid.

"De beslissing van de Europese Commissie is een belangrijke stap voor de verkoop van onze kunststoffolies aan RENOLIT", aldus Jacques van Rijckevorsel, Algemeen Directeur van de Sector Kunststoffen en Lid van het Uitvoerend Comité van SOLVAY. "Van deze overeenkomst en de door de Europese Commissie gevraagde bijsturingen, verwachten we dan ook interessante ontwikkelingen voor alle betrokken bedrijven in een constructieve werksfeer", voegde hij daar aan toe.

Met betrekking tot de strategische ontwikkeling van RENOLIT AG zegt Dr Heinz Gärntner, RENOLIT's CEO: Aan het voorstellen van deze oplossingen ging een pijnlijke beslissing vooraf. Niettemin, de transactie is nog steeds in lijn met de strategische doelen van RENOLIT. RENOLIT AG volgt al jaren een duidelijke strategie van expansie, zowel door regionale acquisities en door eigen groei. De kunststoffolie activiteiten van SOLVAY beschouwing wij bij RENOLIT als een platform voor strategische ontwikkeling, gericht op verdere groei en over samenhang beschikkende diversificatie. De folieactiviteiten van RENOLIT en SOLVAY zijn complementair op vele gebieden, wat ten goede komt aan de klanten, vooral wat betreft de productenreeks, geografische aanwezigheid, R&D en innovatie.

Zoals reeds bekengemaakt is de overeengekomen prijs voor de overname tussen SOLVAY en RENOLIT 330 miljoen EUR.

RENOLIT A.G. is een internationale marktleider in de productie van hoogwaardige thermoplastische films voor oppervlakteafwerking en andere technische toepassingen. Dit onafhankelijke familiebedrijf, dat wat betreft kwaliteit en innovatie al meer dan vijftig jaar een maatstaf is, heeft 2.300 werknemers, verspreid over zestien dochterondernemingen. Wat betreft technische expertise, modern productdesign en klantgerichte service heeft het merk Renolit wereldwijd een uitstekende reputatie. (www.renolit.com)

SOLVAY is een internationale chemische en farmaceutische groep met zetel in Brussel en actief in 50 landen met ruim 30.000 medewerkers. In 2005 haalde de groep een geconsolideerde omzet van 8,6 miljard EUR in drie activiteitssectoren: Chemie, Kunststoffen en Farmaceutische Producten. Solvay staat in de Euronext 100-index bij de Europese topbedrijven genoteerd. Meer informatie vindt u op www.solvay.com.

Voor meer informatie kunt u contact opnemen met:
Martial Tardy ,
Corporate Press Officer
SOLVAY S.A.
Tel: 32 2 509 72 30
Fax: 32 2 509 72 40
E-mail : martial.tardy@solvay.com
Internet: www.solvaypress.com

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